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                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-37896

PROSPECTUS
AUGUST 9, 2000

                             [MILLENNIUM CELL LOGO]

                        3,000,000 SHARES OF COMMON STOCK

                            ------------------------

MILLENNIUM CELL INC.:

- We are an emerging technology company engaged in the development of a patented alternative energy source based on boron chemistry.

-  Millennium Cell Inc.
   1 Industrial Way West
   Eatontown, New Jersey 07724
   (732) 542-4000

SYMBOL AND MARKET:

-  MCEL/Nasdaq National Market

THE OFFERING:

-  We are offering 3,000,000 shares of our common stock.

- We have granted the underwriters an option to purchase an additional 450,000 shares of common stock to cover over-allotments.

- This is our initial public offering, and no public market currently exists for our shares.

- We plan to use the net proceeds from this offering to expand our research and product development efforts, including the construction of a pilot plant to manufacture sodium borohydride and a prototype battery manufacturing line, and for working capital and general corporate purposes.

-  Closing: August 14, 2000.

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public offering price.......................................   $ 10.00     $30,000,000
Underwriting fees...........................................      0.70       2,100,000
Proceeds to Millennium Cell(1)..............................      9.30      27,900,000

---------------
(1) Excludes offering expenses estimated to be $1,000,000.

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

MORGAN KEEGAN & COMPANY, INC.

                                                   THE ROBINSON-HUMPHREY COMPANY
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                            [MILLENNIUM CELL LOGO]




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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Use of Proceeds.............................................   12
Dividend Policy.............................................   12
Capitalization..............................................   13
Dilution....................................................   14
Selected Financial Data.....................................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   20
Management..................................................   30
Certain Relationships and Related Transactions..............   36
Principal Stockholders......................................   37
Description of Capital Stock................................   38
Shares Eligible for Future Sale.............................   41
Underwriting................................................   42
Legal Matters...............................................   45
Experts.....................................................   45
Where You Can Find Additional Information...................   45
Index to Financial Statements...............................  F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     The name Millennium Cell and our logo are names and trademarks that belong to us. This prospectus also contains the names of other entities which are the property of their respective owners.

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                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. In addition to historical information, the following summary and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

OUR BUSINESS AND TECHNOLOGY

     We are an emerging technology company engaged in the development of a patented alternative energy source based on boron chemistry. Since our inception in January 1999, we have not generated any revenues and have incurred operating losses of $1,465,073.

     Our proprietary system generates energy in the form of hydrogen or electricity. Hydrogen is the most energy-rich element occurring in nature and is highly regarded as a source of clean, efficient fuel for the alternative energy markets. We have invented, patented and developed a proprietary chemical process that generates pure hydrogen or electricity from sodium borohydride. Sodium borohydride is a derivative of borax, a naturally occurring hydrated crystalline compound used to make glass, detergents, ceramics and agricultural fertilizers. Our Hydrogen on Demand(TM) system consists of a tank of aqueous sodium borohydride solution, which is passed over a catalyst chamber via a pump. Once in contact with the catalyst, the sodium borohydride reacts to form hydrogen gas, which can be used immediately or stored in the tank.

     We expect that our technology, which is currently under development, will be able to be utilized as a:

     - generator of hydrogen for use by internal combustion engines that have been modified to accept hydrogen as fuel,

     - generator of hydrogen for use by fuel cells, energy-generating devices that use hydrogen to produce electricity,

     - direct fuel cell (a fuel cell that uses sodium borohydride as a reactant to produce electricity), or

     - battery that can be configured into a wide variety of shapes and sizes.

     We believe that our proprietary Hydrogen on Demand(TM) hydrogen generating system offers significant advantages over other methods of utilizing hydrogen as a fuel, such as:

     - minimal storage, handling and cost problems,

     - elimination of pollutants and emissions, and

     - favorable energy density, power-to-weight and volume characteristics.

     However, our Hydrogen on Demand(TM) hydrogen generating system currently has disadvantages over other methods of utilizing hydrogen as a fuel, such as:

     - it is significantly more expensive,

     - its reliability has not been demonstrated, and

     - it has not been commercially developed.

     We are currently using our Hydrogen on Demand(TM) technology to provide hydrogen to one prototype vehicle using a hydrogen-fueled internal combustion engine which provides power to the vehicle's battery pack. This battery pack provides power to the vehicle's direct current traction motor. This vehicle is not currently commercially available. Our program to develop prototype vehicles is not affiliated with the vehicles' manufacturers. We have also designed and produced prototype direct fuel cells and

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batteries that utilize our proprietary system to provide electricity for the portable power markets which may be adapted for use in:

     - laptop computers,

     - cellular telephones,

     - hearing aids,

     - personal organizers,

     - power tools, and

     - motorized transportation devices.

     We have entered into a proprietary rights agreement with DaimlerChrysler Corporation to participate in a program to test our sodium borohydride hydrogen generating systems for vehicle applications.

OUR STRATEGY

     Our goal is to convert our technology from the research and development stage to commercialization. To achieve our goal, we intend to implement the following strategies:

     - build relationships with automotive manufacturers,

     - pursue ventures with other fuel cell companies,

     - develop strategic relationships with key battery manufacturers,

     - build relationships with truck manufacturers,

     - build manufacturing capabilities to demonstrate the ability to lower the costs of sodium borohydride,

     - continue research and development of our proprietary technology, and

     - develop market awareness generally.
                            ------------------------

     We were formed as a Delaware limited liability company on December 17, 1998, organized and began operations on January 1, 1999 (inception date) and were converted into a Delaware corporation on April 25, 2000. All of the outstanding equity interests of the limited liability company were converted on a one-for-one basis into shares of common stock of the corporation and as of April 26, 2000 we effected a 2,492.6-for-one stock split of our outstanding common stock. Unless otherwise indicated, all information that we present in this prospectus for any date or period gives effect to the conversion and stock split and all references to capital stock for periods before the conversion mean our issued and outstanding membership interests. Our principal executive offices are located at 1 Industrial Way West, Eatontown, New Jersey 07724 and our telephone number at that location is (732) 542-4000. Our internet address is www.millenniumcell.com. The information contained in or connected to our website is not incorporated by reference in this prospectus.

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                                  THE OFFERING

Common stock offered..........   3,000,000 shares

Common stock outstanding after
this offering.................   26,815,681 shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering will be approximately $26.9 million.
                                 We intend to use these proceeds:

                                 - to expand our research and product
                                   development efforts, including the
                                   construction of a pilot plant to manufacture sodium borohydride and a prototype battery manufacturing line, and

                                 - for working capital and general corporate
                                   purposes.

                                 For a more detailed description of how we intend to use the net proceeds from this offering, see "Use of Proceeds."

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq National Market
symbol........................   MCEL

     The number of shares of common stock outstanding after the offering includes 759,368 shares of common stock issuable upon the automatic conversion at the closing of this offering of our outstanding Series A preferred stock, and excludes 450,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option and 3,473,071 shares of common stock reserved for issuance upon exercise of options issued under our stock option plan.

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                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

WE ARE A DEVELOPMENT STAGE COMPANY WHICH HAS ONLY BEEN IN BUSINESS FOR A SHORT TIME. IN ADDITION, MANY ASPECTS OF OUR BUSINESS PLAN REST ON BELIEFS FORMED BY OUR MANAGEMENT AND HAVE NOT NECESSARILY BEEN SUPPORTED BY INDEPENDENT SOURCES. AS A RESULT, YOUR BASIS FOR EVALUATING US IS LIMITED.

     We are a development stage company that began operations in January 1999 to further the research and development of fuel cell systems. Accordingly, there is only a limited basis upon which you can evaluate our business and prospects. In connection with your evaluation of us, you should be aware that many aspects of our business plan rest on beliefs formed by our management and have not necessarily been substantiated by independent sources. We have based these beliefs on the experience of our management. These beliefs are not guarantees of our future performance and are subject to the risks and uncertainties described below. An investor in our common stock should consider the challenges, expenses and difficulties that we will face as a development stage company seeking to develop and manufacture a new product.

WE HAVE INCURRED SUBSTANTIAL LOSSES SINCE OUR INCEPTION AND WE EXPECT LOSSES FOR THE FORESEEABLE FUTURE. ACCORDINGLY, WE MAY NOT BE ABLE TO ACHIEVE PROFITABLY, AND EVEN IF WE DO BECOME PROFITABLE, WE MAY NOT BE ABLE TO SUSTAIN PROFITABILITY. IF WE CONTINUE TO INCUR LOSSES, THE VALUE OF OUR COMMON STOCK COULD DECLINE.

     We have incurred substantial losses since we were founded and we anticipate we will continue to incur substantial losses in the future. We had an accumulated deficit of approximately $1.5 million as of March 31, 2000. The auditor's report on our financial statements for the year ended December 31, 1999 has been prepared assuming we will continue as a going concern. More specifically, their report states that since we are a development stage company that has generated no revenue and incurred operating losses since inception, substantial doubt exists about our ability to continue as a going concern. We cannot assure you that the conditions that raise substantial doubt about our ability to continue as a going concern will not persist. As a result, we cannot assure you that our auditor's report on our future financial statements will not include a similar qualification. This situation could adversely affect our relationships with third parties and impair our ability to complete future financings, both of which could significantly damage our business. We cannot predict when we will operate profitably, if ever. We expect to continue to incur net losses for the next several years, largely due to two factors. First, we expect to continue to make significant investments in research and product development activities. Second, we anticipate that we will continue to incur losses until we can cost-effectively produce and sell our fuel cell systems to the mass market, which we expect will take at least several years. Furthermore, we expect to incur substantial non-cash charges of approximately $27.3 million in the future, which will have the effect of increasing our losses or decreasing our earnings, if any. These non-cash charges will result primarily from the issuance by us of 3,123,071 stock options and 759,368 shares of Series A preferred stock at less than the initial public offering price. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 9 of notes to financial statements.

IF WE ARE NOT ABLE TO COMPLETE THE RESEARCH AND DEVELOPMENT OF A COMMERCIALLY VIABLE FUEL CELL SYSTEM, WE WILL NOT BE ABLE TO BUILD OUR BUSINESS AS ANTICIPATED.

     We do not know when or whether we will successfully complete research and development of a commercially viable sodium borohydride fuel cell system. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs
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of our systems' components and subsystems, improve their overall reliability and efficiency and ensure their safety. However, we must complete substantial additional research and development on our systems before we will have any commercially viable products. In addition, while we are conducting tests to predict the overall life of our systems, we will not have used any of our systems over their projected useful life prior to commercialization. See "Business -- Product Development and Commercialization Process."

IF WE ARE UNABLE TO LOWER THE COST OF OUR FUEL CELL SYSTEMS AND DEMONSTRATE THEIR RELIABILITY, IT IS UNLIKELY THAT THEY WILL GAIN ACCEPTANCE BY CONSUMERS, WHICH WOULD SERIOUSLY HARM THE DEVELOPMENT OF OUR BUSINESS.

     The sodium borohydride systems developed by us currently cost significantly more than the cost of many established competing technologies, including internal combustion engines. If we are unable to produce systems that are competitive with competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy products containing our fuel cells and fuel cell systems.

     The price of sodium borohydride systems is dependent largely on material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

IF WE DO NOT SUCCESSFULLY BUILD A PILOT PLANT FOR THE MANUFACTURE OF SODIUM BOROHYDRIDE, OUR COMMERCIALIZATION PLANS WILL BE HINDERED.

     In order to reduce the production costs of sodium borohydride and demonstrate to large manufacturers the feasibility of sodium borohydride production in mass quantities, we plan to build a pilot plant for the production of sodium borohydride within nine months to one year from this offering. We cannot guarantee that we will be successful in completing this plant within this time period, if at all, and in accordance with our budgeted cost, nor can we guarantee that we will successfully demonstrate the commercial efficacy of mass producing sodium borohydride. If we are unable to successfully complete this plant and demonstrate the commercial viability of the mass production of sodium borohydride, we may not be able to convince large manufacturers to produce mass quantities of sodium borohydride, which will limit the availability of sodium borohydride to us and negatively effect our commercialization efforts.

WE HAVE NO EXPERIENCE MANUFACTURING FUEL CELLS AND FUEL CELL SYSTEMS ON A COMMERCIAL BASIS. IF WE ARE UNABLE TO MANUFACTURE FUEL CELLS AND FUEL CELL SYSTEMS ON A COMMERCIAL BASIS, OUR BUSINESS AND FINANCIAL RESULTS WILL BE NEGATIVELY AFFECTED.

     To date, we have focused primarily on research and development and have no experience manufacturing fuel cells and fuel cell systems on a commercial basis. In order to produce fuel cells and fuel cell systems at affordable prices, we will have to make our fuel cells and fuel cell systems through high volume automated processes. We do not know whether or when we will be able to develop efficient, automated, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cells and fuel cell systems. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Our failure to develop such manufacturing processes and capabilities could have a negative effect on our business and financial results.

WE HAVE NO EXPERIENCE MANUFACTURING BATTERIES ON A COMMERCIAL BASIS. THEREFORE, WE MAY NOT BE ABLE TO COMPLETE OUR PROPOSED BATTERY LINE, WHICH WILL HARM OUR COMMERCIALIZATION PLANS.

     We plan to use $500,000 of the proceeds from this offering to build a prototype battery manufacturing line in order to validate our technology, generate interest in the consumer battery market and facilitate the establishment of strategic relationships with other battery manufacturers. We have no experience manufacturing batteries on a commercial basis. There can be no assurance that we will be able to successfully complete our proposed battery line, or that, if completed, it will achieve our goals.

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SODIUM BOROHYDRIDE MAY REQUIRE SPECIAL HANDLING AND MAY MAKE OUR HYDROGEN
GENERATION SYSTEMS MORE COSTLY THAN ALTERNATIVE SYSTEMS OFFERED BY OUR COMPETITORS.

     Sodium borohydride has a high pH level, and it may be corrosive and harmful to human skin. Therefore, the processing and use of sodium borohydride may require special handling and packaging, which may increase the costs of our technology. If the cost of our technology is higher than the costs for alternative technologies, our products may be less attractive.

THE RAW MATERIAL ON WHICH OUR SYSTEMS RELY IS EXPENSIVE AND HAS LIMITED AVAILABILITY. THEREFORE, THE ENERGY PRODUCED BY OUR SYSTEMS MAY COST MORE THAN ENERGY PROVIDED THROUGH CONVENTIONAL AND ALTERNATIVE SYSTEMS. ACCORDINGLY, OUR SYSTEMS MAY BE LESS ATTRACTIVE TO POTENTIAL USERS.

     Our systems' ability to produce energy depends on the availability of sodium borohydride. Sodium borohydride has a limited commercial use and is not manufactured in vast quantities. There are currently only two major manufacturers of sodium borohydride and there can be no assurance that the high cost of this specialty chemical will be reduced. If the price of sodium borohydride is such that the energy produced by our systems costs more than the energy provided through conventional and other alternative systems, our systems may be less attractive to potential users.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS THROUGH TO LARGE SCALE, HIGH VOLUME COMMERCIAL PRODUCTION, AND EVEN IF WE ARE ABLE TO RAISE ADDITIONAL CAPITAL, IT MAY BE ON UNACCEPTABLE TERMS TO US, MAY DILUTE YOUR OWNERSHIP OR MAY RESTRICT OUR ABILITY TO RUN OUR BUSINESS.

     Our product development and commercialization schedule could be delayed if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans through to large scale, high volume commercial production. If additional capital is raised through the issuance of equity securities, the ownership interest of existing stockholders at the time of issuance will be reduced. Any debt financing, if available, may involve covenants limiting or restricting our operations or future opportunities or pledging our assets as security for borrowings.

A MASS MARKET FOR SODIUM BOROHYDRIDE FUEL CELLS AND FUEL CELL SYSTEMS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE. IF A MASS MARKET FAILS TO DEVELOP OR DEVELOPS MORE SLOWLY THAN WE ANTICIPATE, WE MAY BE UNABLE TO RECOVER THE LOSSES WE WILL HAVE INCURRED IN THE DEVELOPMENT OF OUR PRODUCTS AND MAY NEVER ACHIEVE PROFITABILITY.

     A mass market may never develop for sodium borohydride fuel cell systems, or may develop more slowly than we anticipate. Fuel cells and fuel cell systems represent an emerging market, and we do not know whether end-users will want to use them. The development of a mass market for our fuel cells and fuel cell systems may be affected by many factors, some of which are beyond our control, including:

     - the cost competitiveness of fuel cell systems,

     - the emergence of newer, more competitive technologies and products,

     - the future cost of sodium borohydride,

     - regulatory requirements,

     - consumer perceptions of the safety of our products, and

     - consumer reluctance to try a new product.

     If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and we may never achieve profitability.

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WE EXPECT THAT SOME OF OUR FUEL CELLS AND FUEL CELL SYSTEMS WILL ONLY BE
COMMERCIALLY VIABLE AS A COMPONENT OF OTHER COMPANIES' PRODUCTS, AND THESE OTHER COMPANIES MAY NOT CHOOSE TO INCLUDE OUR FUEL CELLS OR FUEL CELL SYSTEMS IN THEIR PRODUCTS.

     To be commercially useful, some of our fuel cells and fuel cell systems must be integrated into products manufactured by original equipment manufacturers, which are known as OEMs. We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our sodium borohydride fuel cells and fuel cell systems. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our fuel cells and fuel cell systems and our financial results.

CHANGES IN ENVIRONMENTAL POLICIES COULD RESULT IN AUTOMOBILE MANUFACTURERS ABANDONING THEIR INTEREST IN FUEL CELL POWERED VEHICLES. THIS WOULD SUBSTANTIALLY LESSEN THE MARKET FOR OUR PRODUCTS AND SERIOUSLY HARM THE DEVELOPMENT OF OUR BUSINESS.

     To date, the interest by automobile manufacturers in fuel cell technology has been driven in large part by environmental laws and regulations mainly in California and, to a lesser extent, certain northeastern states. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in California and the northeastern states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

     Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot assure you that governments will not change their priorities or that any such change would not negatively affect our business or the development of our products.

SINCE ZERO EMISSION VEHICLE REQUIREMENTS CAN BE MET WITHOUT USING OUR SODIUM BOROHYDRIDE FUEL CELLS, AUTOMOBILE MANUFACTURERS MAY USE OTHER TECHNOLOGIES TO MEET REGULATORY REQUIREMENTS.

     It is possible to meet the zero emission vehicle requirements imposed by California and certain northeastern states by using technologies other than our sodium borohydride fuel cells. For example, vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and proton exchange membrane fuel cells can receive partial credit toward the zero emission vehicle requirements. In addition, some major automobile manufacturers are seeking to develop their own proprietary fuel cell systems. For example, both of Ford Motor Company and DaimlerChrysler are working together with Ballard Power Systems and General Motors is working together with Toyota to develop their own proprietary fuel cell systems. We can offer no assurance that automobile manufacturers will use our sodium borohydride technology in their vehicles to meet regulatory requirements. Their failure to do so could have a negative effect on our business and financial results.

WE CURRENTLY FACE, AND WILL CONTINUE TO FACE, SIGNIFICANT COMPETITION FROM CURRENT POWER TECHNOLOGIES, FROM IMPROVEMENTS TO CURRENT POWER TECHNOLOGIES AND FROM NEW ALTERNATIVE POWER TECHNOLOGIES, INCLUDING OTHER TYPES OF FUEL CELLS. THIS COULD LIMIT THE NUMBER OF CUSTOMERS FOR OUR PRODUCTS.

     Our products face and will continue to face significant competition. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater resources than we do, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

     Because the fuel cell has the potential to replace existing power sources, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies, such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing

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technologies other than sodium borohydride fuel cells, such as other types of fuel cells, advanced batteries and engines, in each of our targeted markets.

     A large number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess fuel cell technology and/or are actively engaged in the development and manufacture of fuel cells. Each of these competitors has the potential to capture market share in various markets, which would have a negative effect on our position in the industry and our financial results.

WE DEPEND ON OUR INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

     Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire in 2015 and 2018. Some of our intellectual property is not covered by any patent or patent application. As we further develop our system and related intellectual property, we expect to seek additional patent protection. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

     - any of the patents owned by us or other patents that third parties license to us in the future will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others, or

     - any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

     In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

     The members of our scientific advisory board are employed by entities other than us, some of which may compete with us. We have not entered into non-competition agreements with any of our scientific advisors. If any of them were to consult with or become employed by any of our competitors, our business could be negatively effected.

OUR FAILURE TO OBTAIN OR MAINTAIN THE RIGHT TO USE CERTAIN INTELLECTUAL PROPERTY MAY NEGATIVELY AFFECT OUR BUSINESS BY LIMITING OUR ABILITY TO PREVENT THIRD PARTIES FROM USING INTELLECTUAL PROPERTY DEVELOPED BY US AND LIMITING OUR ABILITY TO USE INTELLECTUAL PROPERTY DEVELOPED BY OTHERS.

     Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property to be used in our principal products. This may be achieved in part by prosecuting claims against others who we believe are infringing on our rights and by defending claims of intellectual property infringement by our competitors. While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or we could commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not

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such litigation is resolved in our favor. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

     - pay substantial damages,

     - cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property,

     - expend significant resources to develop or acquire non-infringing intellectual property,

     - discontinue processes incorporating infringing technology, or

     - obtain licenses to the infringing intellectual property.

     We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available upon reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a negative effect on our business and financial results.

OUR FIELD TESTS COULD REVEAL PROBLEMS WITH OUR SODIUM BOROHYDRIDE TECHNOLOGY. ANY PROBLEM OR PERCEIVED PROBLEM DISCOVERED IN OUR FIELD TESTS COULD HURT OUR REPUTATION AND THE REPUTATION OF OUR PRODUCTS, WHICH WOULD IMPEDE THE DEVELOPMENT OF OUR BUSINESS.

     We are currently field testing our sodium borohydride technology and we plan to conduct additional field tests in the future. Although to date we have not experienced any problems in our field testing, these field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, will involve delays and modifications. Any problem or perceived problem with our field tests could hurt our reputation and the reputation of our products.

IF OUR FUEL CELLS AND HYDROGEN GENERATION SYSTEMS EXHIBIT TECHNICAL DEFECTS OR ARE UNABLE TO MEET COST OR PERFORMANCE GOALS, OUR COMMERCIALIZATION SCHEDULE COULD BE DELAYED AND POTENTIAL PURCHASERS OF OUR INITIAL COMMERCIAL SYSTEMS MAY DECLINE TO PURCHASE THEM OR CHOOSE TO PURCHASE ALTERNATIVE TECHNOLOGIES.

     We have established product development and commercialization milestones that we will use to assess our progress toward developing commercially viable sodium borohydride fuel cells and hydrogen generation systems. These milestones relate to technology and design improvements, as well as to dates for achieving development goals. If our fuel cells and systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial systems may decline to purchase them or choose to purchase alternative technologies.

OUR FUTURE PLANS COULD BE HARMED IF WE ARE UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL.

     Our management team consists of only two executive officers, including Stephen S. Tang, who became our chief executive officer and president in May 2000, and Steven C. Amendola, our executive vice president and chief technical officer. We currently have 23 employees and we need to attract a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals. Based on our planned expansion, we will require a significant increase in the number of our employees and outside contractors. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our expansion and commercialization plans.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND AN ACTIVE TRADING MARKET FOR OUR SHARES MAY NOT DEVELOP OR BE SUSTAINED FOLLOWING THIS OFFERING. YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT PRICES EQUAL TO OR GREATER THAN THE INITIAL PUBLIC OFFERING PRICE.

     Before this offering, there has been no public market for our common stock. Although our common stock is quoted on the Nasdaq National Market, an active trading market for our shares may not develop or be sustained following this offering. Purchasers in this offering may not be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the market price for these shares following this offering. For additional information on how we and the underwriters determined the initial public offering price, see "Underwriting."

WE EXPECT OUR FUTURE OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, AND THAT IT IS LIKELY IN ONE OR MORE FUTURE QUARTERS OUR OPERATING RESULTS WILL FALL BELOW THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS. IF THIS HAPPENS, THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE.

     We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. In addition, due to our stage of development, we cannot predict our future revenues or results of operations accurately. It is likely that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock may decline.

WE MAY BE SUBJECT TO LITIGATION IF OUR COMMON STOCK PRICE IS VOLATILE, WHICH MAY RESULT IN SUBSTANTIAL COSTS AND A DIVERSION OF OUR MANAGEMENT'S ATTENTION AND RESOURCES AND COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

     - failure to meet our product development and commercialization milestones,

     - demand for our common stock,

     - revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter,

     - downward revisions in securities analysts' estimates or changes in general market conditions,

     - technological innovations by competitors or in competing technologies,

     - investor perception of our industry or our prospects, or

     - general technology or economic trends.

     In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in a securities class action litigation in the future. Such litigation often results in substantial costs and a diversion of management's attention and resources and could have a negative effect on our business and results of operations.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution of $8.91 from the price per share you paid based on our as adjusted pro forma net tangible book value at March 31, 2000. We have also granted stock options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock prior to this offering. To the extent these options are exercised, there will be further dilution. For information on how dilution is calculated, see "Dilution," and for information on our outstanding stock options, see "Management -- Stock Option Plan."

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Substantial sales of our common stock in the public market following this offering, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. After this offering, we will have 26,815,681 shares of common stock outstanding. Of these shares, the 3,000,000 shares sold in this offering will be freely tradeable. In addition, we have agreed to register for resale beginning 90 days after the date of this prospectus, 152,207 shares of common stock held by three stockholders. 759,368 shares of common stock issuable upon the automatic conversion at the completion of this offering of our outstanding Series A preferred stock are subject to a lock-up agreement until May 2001, and substantially all of the remaining shares of common stock are subject to 180-day lock-up agreements. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY APPLY THESE PROCEEDS TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

     Our board of directors and management will have broad discretion over the use of the net proceeds of this offering, and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. Investors will be relying on the judgment of our board of directors and management regarding the application of the net proceeds of this offering. For more information on how we intend to use the net proceeds from this offering, see "Use of Proceeds."

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be $26.9 million (approximately $31.1 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds as follows:

     - $5.5 million to expand our research and product development efforts, including:

        -- approximately $5.0 million to build a pilot plant for the manufacturing of sodium borohydride. We expect that it will take between nine months and one year to complete the construction of this plant. Based on our preliminary estimates, we expect that this facility would be able to produce up to one ton per day of sodium borohydride.

        -- approximately $500,000 to build a prototype battery manufacturing line for size AA and AAA sodium borohydride batteries. We expect that it will take between six months and one year to complete the construction of this battery line.

     - the remainder for general corporate purposes, including working capital, funds for operations, market development and capital expenditures.

     Although we currently have specific uses for $5.5 million of the net proceeds from this offering, we are seeking to raise significant additional proceeds to fund our net losses over at least the next three years. We expect to incur net losses for at least the next several years, largely due to two factors. First, we expect to continue to make significant investments in research and development activities, significantly expand the number of our employees and increase our general and administrative expenses, which we will fund from the net proceeds of this offering. Secondly, we expect that we will continue to incur losses until we can cost-effectively produce and sell the systems we develop to the mass market or broadly license our technology, both of which we expect will take at least several years. We will retain broad discretion in the allocation of the net proceeds of this offering. Pending their use, we intend to invest these net proceeds in government securities and other short-term, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends in the foreseeable future.

     Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000:

     - on a historical basis, giving retroactive effect to our conversion from a limited liability company to a corporation on April 25, 2000,

     - on a pro forma basis to give effect to the issuance of our Series A preferred stock in May 2000, the related preferred dividend of approximately $2.2 million on the Series A preferred stock sold below the initial public offering price, the cancellation of 830,298 shares of common stock in April 2000 and the issuance of 206,897 shares of common stock in connection with the termination of a royalty agreement, and

     - on a pro forma as adjusted basis to give effect to the sale of 3,000,000 shares at an offering price of $10.00 per share, less underwriting discounts and commissions and estimated offering expenses, and the conversion upon completion of this offering of our outstanding Series A preferred stock into 759,368 shares of common stock.

                                                                AS OF MARCH 31, 2000
                                                      -----------------------------------------
                                                                                     PRO FORMA
                                                      HISTORICAL      PRO FORMA     AS ADJUSTED
                                                      -----------    -----------    -----------
Stockholders' equity:
  Common stock, $.001 par value; 40,000,000 shares
     authorized; 23,679,714 shares issued and
     outstanding historical; 23,056,313 shares
     issued and outstanding pro forma; and
     26,815,681 shares issued and outstanding pro
     forma as adjusted..............................  $    23,680    $    23,056    $    26,816
  Series A preferred stock, $.001 par value;
     5,000,000 shares authorized; none issued and
     outstanding historical; 759,368 shares issued
     and outstanding pro forma; and no shares issued
     and outstanding pro forma as adjusted..........           --            759             --
  Additional paid-in capital........................    1,726,320      8,145,087     35,042,087
  Deficit accumulated during development stage......   (1,453,018)    (5,672,869)    (5,672,869)
                                                      -----------    -----------    -----------
     Total stockholders' equity and
       capitalization...............................  $   296,982    $ 2,496,033    $29,396,034
                                                      ===========    ===========    ===========

                                    DILUTION

     As of March 31, 2000, we had a pro forma net tangible book value of $2,445,783, or $.10 per share of common stock. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding common stock after giving effect to the automatic conversion upon completion of this offering of our outstanding Series A preferred stock into 759,368 shares of common stock. After giving effect to the sale of the 3,000,000 shares of common stock in this offering at an initial public offering price of $10.00 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted pro forma net tangible book value, as of March 31, 2000, would have been $29,345,783, or $1.09 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $.99 per share to our existing stockholders, including stockholders who receive common stock upon the automatic conversion of our Series A preferred stock, and an immediate dilution of $8.91 per share to new investors in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................          $10.00
  Pro forma net tangible book value per share as of March
     31, 2000...............................................  $.10
  Increase per share attributable to this offering..........   .99
                                                              ----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................            1.09
                                                                      ------
Dilution per share to new investors.........................          $ 8.91
                                                                      ======

     The following table shows the difference between existing stockholders, including stockholders who receive common stock upon the automatic conversion of our Series A preferred stock, and new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid. If the underwriters' over-allotment option is exercised in full, the percentage of the total number of shares of common stock held by existing stockholders will decrease from 88.8% to 87.3% of the total number of shares of common stock outstanding after the offering, and the percentage of the total number of shares of common stock held by new investors will increase from 11.2% to 12.7% of the total number of shares of common stock outstanding after the offering.

                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    ----------------------      PRICE
                                         NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                       ----------    -------    -----------    -------    ---------
Existing stockholders................  23,815,681      88.8%    $ 8,351,984      21.8%     $  .35
New investors........................   3,000,000      11.2      30,000,000      78.2      $10.00
                                       ----------     -----     -----------     -----
  Total..............................  26,815,681     100.0%    $38,351,984     100.0%
                                       ==========     =====     ===========     =====

     The table excludes up to 450,000 shares that may be issued by us pursuant to the underwriters' over-allotment option and 3,473,071 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.62 per share. If the underwriters' over-allotment option is exercised in full, the dilution to new investors would be $8.77 per share, and if all of the outstanding options were also exercised as of March 31, 2000, the dilution to new investors would be $8.50 per share. See "Management" and the notes to our financial statements included elsewhere in this prospectus.

                            SELECTED FINANCIAL DATA

     The following table presents selected historical financial data for the period from January 1, 1999 (inception) to December 31, 1999, the period from January 1, 1999 (inception) to March 31, 1999 and the three month period ended March 31, 2000. The balance sheet data as of December 31, 1999 and March 31, 2000 and the statement of operations data for the period from January 1, 1999 (inception) to December 31, 1999, the period from January 1, 1999 (inception) to March 31, 1999 and the three month period ended March 31, 2000 have been derived from our financial statements, which are set forth elsewhere in this prospectus. The statement of operations data for the period from January 1, 1999 (inception) to March 31, 1999, the three month period ended March 31, 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for those periods. The data for the three month period ended March 31, 2000 is not necessarily indicative of results for the year ending December 31, 2000 or any future period.

     Our selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

                                                   PERIOD FROM         PERIOD FROM
                                                 JANUARY 1, 1999     JANUARY 1, 1999      THREE MONTHS
                                                 (INCEPTION) TO       (INCEPTION) TO         ENDED
                                                DECEMBER 31, 1999     MARCH 31, 1999     MARCH 31, 2000
                                                -----------------    ----------------    --------------
                                                                       (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS DATA
Product development and engineering...........     $   820,128          $ 151,589          $  284,419
General and administrative....................         164,953              6,939             113,528
Depreciation and amortization.................          57,007              3,250              25,038
                                                   -----------          ---------          ----------
Total operating expenses......................       1,042,088            161,778             422,985
Loss from operations..........................      (1,042,088)          (161,778)           (422,985)
Interest income, net..........................          10,811                 --               1,244
                                                   -----------          ---------          ----------
Net loss......................................     $(1,031,277)         $(161,778)         $ (421,741)
                                                   ===========          =========          ==========
Loss per share -- basic and diluted...........     $      (.04)         $    (.01)         $     (.02)
                                                   ===========          =========          ==========

                                                              DECEMBER 31,     MARCH 31,
                                                                  1999           2000
                                                              ------------    -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA
Total assets................................................   $  746,477     $  847,619

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

GENERAL

     We were formed as a Delaware limited liability company on December 17, 1998, organized and began operations on January 1, 1999 (inception date) and were converted into a Delaware corporation on April 25, 2000. All of the outstanding equity interests of the limited liability company were converted into shares of common stock of the corporation. Unless otherwise indicated, all information that we present in this prospectus for any date or period gives effect to the conversion as if it had occurred on that date or as of the beginning of that period and all references to common stock for periods before the conversion mean our issued and outstanding membership interests.

OVERVIEW

     In July 1997, GP Strategies Corporation, which we refer to as GPS, entered into a license agreement with Steven Amendola, our chief technical officer, and received a perpetual exclusive license to exploit the sodium borohydride patent. In order to exploit this technology, GPS formed a battery technology group, which was funded by GPS until January 1, 1999. We have been advised by GPS that they spent approximately $1.0 million on research and development in 1997 and 1998 related to its battery technology group. In December 1998, GPS contributed its battery technology group (which consisted of only equipment and its license) and the rights to its license to us in exchange for its equity ownership in us, a note payable and certain royalty payments. Our initial business plan was to conduct research and development on sodium borohydride with the purpose of developing an alternative energy system to gasoline for use in automobile engines. In the course of investigating the use of our energy system, we focused initially on the development of a sodium borohydride fuel cell for potential commercial application. As our research progressed, we realized that sodium borohydride not only had the potential to produce a better fuel cell than currently exists, but that sodium borohydride can also be used to generate hydrogen. Further research indicated that our proprietary system could also be used to make longer lasting disposable batteries.

     Our goal is to convert our technology from the research and development stage to commercialization. Such potential revenue for the next several years is likely to include upfront license fees, research contracts with various federal, state and local agencies or through collaborations with other companies, and royalty payments or joint venture revenue from licensees or strategic partnerships. We have not generated any commercial revenue to date. In an article published in The IPO Reporter (June 5, 2000), Mr. Amendola speculated that should we solidify an agreement with a major battery manufacturer for our battery design and chemicals, we could generate revenue in the second half of 2000. We have been advised by Mr. Amendola that he made this speculation in response to a hypothetical question posed by a reporter. We have not commenced commercial discussions with any battery manufacturers, and we cannot assure you that we will be able to enter into an agreement with any battery manufacturer in the foreseeable future, or at all. We do not expect to generate commercial revenue in the second half of 2000, and we cannot assure you that we will ever generate any meaningful revenue in the future.

     We incurred operating losses in 1999 and the three months ended March 31, 2000 of $1,042,088 and $422,985, and we had a net loss of $1,031,277 in 1999 and
$421,741 in the three months ended March 31,

2000. As of March 31, 2000, we had an accumulated deficit of $1,453,018. Our losses have resulted primarily from costs associated with research and development activities. As a result of planned expenditures in the area of research and development, we expect to incur additional operating losses for the foreseeable future.

     Our limited operating history makes the prediction of future operating results difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early stage of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties.

RESULTS OF OPERATIONS

  Three months ended March 31, 2000 compared to the period from January 1, 1999 (inception) to March 31, 1999

     Total Revenues. To date, we have not recognized any revenues related to the sale or license of our technology.

     Product Development and Engineering Expenses. Product development and engineering expenses were $284,000 for the three months ended March 31, 2000 compared to $152,000 for the period from January 1, 1999 (inception) to March 31, 1999, an increase of $132,000. The increase in product development and engineering expenses is primarily attributable to increased staffing required to further the development of our technology.

     General and Administrative Expenses. General and administrative expenses were $114,000 for the three months ended March 31, 2000 compared to $7,000 for the period from January 1, 1999 (inception) to March 31, 1999, an increase of $107,000. The increase in general and administrative expenses primarily reflects the move from a shared rental building to our current office location, which represent $35,000 of the increase. In addition, there were increases in staffing and support necessary to manage and facilitate our growth, which represent $72,000 of the increase.

     Depreciation and Amortization. Depreciation and amortization was $25,038 for the three months ended March 31, 2000 compared to $3,250 for the period from January 1, 1999 (inception) to March 31, 1999, an increase of $21,788. This increase in depreciation and amortization is related to depreciation of certain laboratory equipment, which did not exist during the period from January 1, 1999 (inception) to March 31, 1999.

     Interest Income. Interest income was $1,200 for the three months ended March 31, 2000 compared to $0 for the period from January 1, 1999 (inception) to March 31, 1999, an increase of $1,200. The increase in interest income is a result of interest earned on the additional financing received from the original investors during the three-month period ended March 31, 2000.

  Period from January 1, 1999 (inception) to December 31, 1999

     Total Revenues. To date, we have not recognized any revenues related to the sale or license of our technology.

     Product Development and Engineering Expenses. Product development and engineering expenses were $820,000 in 1999 and were primarily attributable to increased staffing required to further the development of our technology.

     General and Administrative Expenses. General and administrative expenses were $165,000 in 1999 and reflect increased lease costs in our current office location that we moved into in January 1999. In addition, there were increases in staffing and support necessary to manage and support our growth.

     Depreciation and Amortization. Depreciation and amortization was $57,007 in 1999 and related to depreciation of certain laboratory equipment and the amortization of intangible assets.

     Interest Income. Interest income was $11,000 in 1999 relating to interest earned on the capital we received in January 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Since our organization effective January 1, 1999, we have primarily financed our operations through private placements of equity securities. In 1999, we issued $1,250,000 of membership interests for cash, which subsequently were converted into common stock as of April 25, 2000. We also received a capital contribution of $500,000 in the first quarter of 2000, and in May 2000, we sold 759,368 shares of Series A preferred stock, which will automatically convert into 759,368 shares of common stock upon the completion of this offering. As of March 31, 2000, we had $56,000 in cash and cash equivalents, which does not include $2.2 million we received from our private placement of Series A preferred stock in May 2000.

     Cash used in operations totaled $953,000 and $385,000 for the period from January 1, 1999 (inception) to December 31, 1999 and the three-month period ended March 31, 2000, and related to funding our net operating losses.

     Investing activities used cash of $448,000 for the period from January 1, 1999 (inception) to December 31, 1999 and $101,000 for the three-month period ended March 31, 2000. Investing activities consisted primarily of purchases of laboratory equipment and accessories necessary for the continuation of our research and development activities and additional patent registration costs. We expect to continue to make significant investments in research and development equipment and our administrative infrastructure, including the purchase of property, plant and equipment to support our expansion plans. We intend to use $5.0 million of the net proceeds from this offering to build a pilot plant for the manufacturing of sodium borohydride and $500,000 to build a prototype battery manufacturing line, both of which we expect to complete in 2001.

     In January 1999, we issued GPS a note payable for $250,000 in connection with an agreement dated December 17, 1998 to purchase substantially all of the assets of its battery technology group. The note payable bears interest at a rate of 6% per annum and is payable with interest on September 25, 2001.

     Between January 1999 and April 2000, we received an aggregate of $226,000 from a recoverable grant award from the State of New Jersey Commission on Science and Technology. The funds were used to partially fund costs directly related to development of our fuel cell technology. The recoverable grant is required to be repaid when we generate net income in a fiscal year. The repayment obligation, which begins in June 2001, ranges from 1% to 5% of net income over a ten-year period and shall not exceed 200% of the original grant. We are obligated to repay the unpaid amount of the original grant at the end of the ten-year period.

     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to satisfy our anticipated cash needs for at least the next three years. It is possible, however, that we may seek additional financing within this timeframe. We may raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available or, even if available, will be on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results.

DISCLOSURE ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to changes in U.S. interest rates. This exposure is directly related to our normal operating activities. Our cash and cash equivalents are invested with high quality issuers and are generally of a short-term nature. As a result, we do not believe that near-term changes in interest rates will have a material effect on our future results of operations.

     Our systems' ability to produce energy depends on the availability of sodium borohydride, which has a limited commercial use and is not manufactured in vast quantities. There are currently only two major manufacturers of sodium borohydride and there can be no assurance that the high cost of this specialty chemical will be reduced. Once we commence full operations in the future, we may need to enter into long-term supply contracts to protect against price increases of sodium borohydride. We cannot assure you that we will be able to enter into these agreements to protect against price increases.

                                    BUSINESS

     We are an emerging technology company engaged in the development of a patented alternative energy source based on boron chemistry. Our proprietary system generates energy in the form of hydrogen, which is the most energy-rich element occurring in nature and is highly regarded as a source of clean, efficient fuel for the alternative energy markets, or electricity, and can be utilized as a:

     - generator of hydrogen for use by internal combustion engines that have been modified to accept hydrogen as fuel,

     - generator of hydrogen for use by fuel cells in the production of electricity,

     - direct fuel cell, or

     - battery that can be configured into a wide variety of shapes and sizes.

     We believe that our proprietary Hydrogen on Demand(TM) hydrogen generating system offers significant advantages over other methods of utilizing hydrogen as a fuel, which often require the storage of hydrogen in bulky and potentially explosive tanks or involve the consumption of hydrocarbon fuels that produce pollutants as byproducts. These advantages include minimal storage, handling and cost problems, elimination of pollutants and emissions, and favorable energy density, power-to-weight and volume characteristics. In an article published in The IPO Reporter (June 5, 2000), Steven Amendola, our chief technical officer, stated that "our system is the only one capable of storing an efficient amount [of hydrogen] in a safe manner." We have been advised by Mr. Amendola that he has formed this opinion based on his industry experience, and that he is not aware of any independent sources that substantiate this statement. We have designed and built a hydrogen generating system, which we have used to modify an operating series-hybrid sports utility vehicle. We will use this vehicle to demonstrate the ability of the Hydrogen on Demand(TM) technology to power a vehicle using sodium borohydride as the base fuel. We believe that sodium borohydride could be distributed through the existing network of neighborhood gasoline stations. We have not, however, had any discussions with the owners of gasoline stations and we cannot assure you that they will be willing to distribute sodium borohydride. We have also designed and produced prototype direct fuel cells and batteries that utilize our proprietary system to provide electricity for the portable power markets for use in laptop computers, cellular telephones, hearing aids, personal organizers and other portable devices.

OUR TECHNOLOGY

     We have invented, patented and developed a proprietary chemical process that generates pure hydrogen or electricity from environmentally friendly raw materials. In our process, the energy potential of hydrogen is carried in the chemical bonds of sodium borohydride, which in the presence of a catalyst releases hydrogen or produces electricity in our fuel cell. The primary input components of the reaction are water and sodium borohydride, a derivative of borax, which is found in substantial natural reserves globally.

     We believe that our system minimizes the storage, handling and cost problems that are encountered with alternative hydrogen delivery systems. The chemical reactions used in our process eliminate the undesirable pollutants and emissions that are encountered in typical hydrocarbon-based energy production systems, which use fossil fuels such as gasoline, natural gas and diesel. The byproducts of our process are primarily heat and borax, which can be recycled to form sodium borohydride. Sodium borohydride-based energy systems have favorable energy density, power-to-weight and volume characteristics when compared to mobile power sources now in use. Based on our laboratory tests, we believe that sodium borohydride batteries, for example, can deliver substantially more potential energy per unit of both weight and volume compared to the traditional batteries in the commercial market today.

     Gasoline, the primary fuel used in the transportation industry today, consists of hydrogen and carbon chemically bound together. Gasoline is used as fuel in processes that cause hydrogen and carbon to combine with oxygen. In gasoline engines, hydrogen contributes more than half of the energy output while carbon accounts for the rest. When carbon combines with oxygen, it releases carbon monoxide and carbon dioxide, both of which are pollutants, into the atmosphere. Moreover, the gasoline is not completely consumed in this process; some of the resulting residue combines with other atmospheric components to form additional pollutants, such as oxides of nitrogen, which are key contributors to smog. By contrast, our process uses no carbon, while still taking advantage of the vast power potential of hydrogen. Neither of the reaction's byproducts, water and borax, is a pollutant. Furthermore, there is no "exhaust" in the conventional sense -- water is ordinarily harmlessly vented into the air as steam. Sodium metaborate is the byproduct captured in our system and it can be converted back into sodium borohydride, the key input compound in our process.

     In addition to advantageous safety and environmental properties, our system also possesses operating and manufacturing efficiencies that surpass those of competitive technologies. In internal combustion engines, well-to-wheel efficiency is a common measure of how much energy is lost in the process of producing, refining, formulating and consuming a fuel. For example, consumption of gasoline in an internal combustion engine results in a well-to-wheel efficiency in the range of 8% to 16%. Approximately 20% of the energy of gasoline is lost in the production, refinery and delivery phases, while another 64% to 72% of the energy is lost due to the operating inefficiency of the internal combustion engine. Our testing to date indicates that a direct fuel cell using sodium borohydride as its power source, and a sodium borohydride system, when used as a hydrogen source to power a fuel cell, both have well-to-wheel efficiencies more than twice that of gasoline in an internal combustion engine.

     Our manufacturing technology also utilizes more environmentally desirable methods of energy input than traditional fuel technologies. The only carbon-based raw material used in our sodium borohydride manufacturing process is methane, which possesses only one carbon atom per molecule. When compared with the multiple carbon atoms in high molecular weight fuels, such as gasoline or diesel, our process significantly reduces the emissions of oxides of carbon, nitrogen and sulfur per unit of energy generated. We believe that this aspect of our technology, coupled with our more efficient well-to-wheel efficiencies, will allow us to deliver energy in a cleaner and more efficient manner than competitive fueling systems.

FUEL CELL TECHNOLOGY AND FUEL CELL SYSTEMS

     A fuel cell is a device that combines hydrogen, derived from a fuel such as natural gas, propane, methanol or gasoline, and oxygen from the air, to produce electric power without combustion. The following table sets forth information relating to the principal types of fuel cells.

      FUEL CELL TYPE           PRINCIPAL APPLICATIONS             INPUT FUEL           OPERATING TEMPERATURE
---------------------------  ---------------------------  ---------------------------  ---------------------
Alkaline fuel cells          Small-size aerospace and     Hydrogen (pure)                 20 degreesC to 100
                             defense applications                                         degreesC
Phosphoric acid fuel cells   Mid- to large-size           Hydrogen                        up to 200 degreesC
                             stationary power generation
                             applications
Molten carbonate fuel cells  Large-size power generation  Hydrogen or natural gas         at least 650
                             applications                                                 degreesC
Solid oxide fuel cells       Large- to very large- size   Hydrogen, natural gas or        at least 1000
                             stationary power generation  fossil fuels                    degreesC
                             applications
Proton exchange membrane,    Transportation, small- to    Hydrogen (pure)                 up to 80 degreesC
  or PEM, fuel cells         mid- size stationary power
                             and portable power
                             generation applications
Sodium borohydride fuel      Transportation, small- to    Sodium borohydride solution     up to 80 degreesC
  cells                      very large-size stationary
                             power and portable power
                             generation applications

     In the small-scale commercial market, where sizes of fuel cells range from 25 watts to 250 kilowatts, the PEM fuel cell has been the type most tested and utilized in the laboratories and in prototypical applications. The smaller size and lower temperature characteristics make PEM fuel cells more optimal for use in vehicles, and therefore, much of the current testing to date in the transportation markets has involved this type of fuel cell.

     The PEM fuel cell, as any fuel cell, requires hydrogen. We believe that the only methods known today for storing significant amounts of hydrogen in vehicles has been through large tanks of either liquid (cryogenic) or compressed gaseous hydrogen. To put this in perspective, in order for a 3,000 pound automobile to achieve a range of 300 miles using a PEM fuel cell system, the equivalent of 32 twenty-five pound tanks of compressed gaseous hydrogen would be required. For cryogenically stored hydrogen, the weight drops significantly to 200 pounds. However, even though the weight of the overall system decreases, the overall energy efficiency does too, as approximately two-thirds of the total energy of the cryogenically stored hydrogen is required to liquefy the hydrogen. Both of these systems are cumbersome, voluminous and potentially hazardous, as an accident that damages a full tank of either system might result in an extremely powerful explosion. To date, we are unaware of any other methods for storing significant amounts of hydrogen in a compact, lightweight and safe manner.

MARKET OPPORTUNITY FOR OUR TECHNOLOGY

     Government authorities in North America, Europe and Japan have imposed stringent environmental standards generally and have increased support for the development of clean and efficient technologies to significantly improve or replace existing combustion-based technologies. While environmental considerations provided the initial impetus for automobile manufacturers to seek alternatives to the use of the internal combustion engine, we believe that these manufacturers are beginning to recognize that fuel cell powered vehicles will provide consumers with higher fuel efficiency, lower noise and vibration, enhanced passenger comfort and performance and new vehicle design options, and also have the potential to provide lower capital and maintenance costs.

     In addition to the transportation markets, there is a growing worldwide consumer demand for quiet, clean and environmentally friendly products in the portable power markets. Promising applications include portable power products for use in densely populated areas where noise pollution is a significant concern and for use indoors or in other areas where high noise and high emissions of internal combustion engine generators pose significant problems. We also believe that public concern over pollution is focusing attention on the use of environmentally cleaner methods of power generation that can use non-renewable natural resources more efficiently. Within the portable power markets, we believe that the battery market, fueled by technological innovations, will continue to present a considerable market opportunity for more durable and lighter power sources.

  Transportation Markets

     In the transportation market, the United States federal government, California and several northeastern states, principally New York, Massachusetts and Maine, have adopted laws and regulations establishing vehicle emission standards and requirements for the sale, commencing in 2003, of low, ultra-low, super ultra-low and zero emission vehicles, or ZEVs. Regulations adopted by these states provide that 10% of the new vehicles sold in these states must meet zero emission guidelines by 2003. It is possible to meet the ZEV requirements by using different technologies. For example, vehicles powered by batteries can receive full credit and vehicles powered by certain low emission internal combustion engines and proton exchange membrane fuel cells can receive partial credit toward the ZEV requirements. We believe that sodium borohydride-based hydrogen generation systems, since they are similar to proton exchange membrane fuel cells, will allow companies partial credit for lowering emissions from vehicles. We cannot assure you, however, that sodium borohydride-based hydrogen generation systems will allow this partial credit.

     In our hybrid design, an automobile will be powered by an electric motor which, in turn, will get its energy from conventional batteries. Our technology will be used to generate the hydrogen that runs a hydrogen-fueled engine, which will drive an alternator that will keep the batteries charged. We are currently unable to build an automobile that will be powered directly by electrical energy produced by our sodium borohydride direct fuel cell. Until such time, if ever, as we are able to power an automobile with electrical energy provided by our fuel cell, we intend to continue to pursue our research and development efforts with respect to the hybrid design.
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

     The following diagram illustrates a sodium borohydride hydrogen generation series hybrid system. As shown in the diagram below, our Hydrogen on Demand(TM) system provides the hydrogen for a hydrogen-fueled internal combustion engine. This internal combustion engine provides power to the alternator, which is an electric generator that produces an alternating current. The alternator keeps the automobile's battery pack charged, and this battery pack provides the power to the automobile's direct current traction motor. Electrical energy produced by the direct current traction motor provides power to the automobile's differential gear, which runs the automobile.

[HYBRID AUTO SYSTEM GRAPHIC]

     In May 2000, we entered into a proprietary rights agreement with DaimlerChrysler Corporation to participate in a program to test our sodium borohydride generating systems for vehicle applications. As part of that agreement, we have granted a non-exclusive perpetual worldwide license to DaimlerChrysler to use in its automotive business the technological benefits that we jointly develop. In addition, we have agreed to license to DaimlerChrysler, on reasonable terms and conditions, any of our technology that we developed prior to the proprietary rights agreement, provided that our obligation to license this technology will expire one year after the date we deliver our first hydrogen generator to DaimlerChrysler. Under the agreement, DaimlerChrysler will gain intellectual property rights to technology that it will fund in the program.

     We have installed our hydrogen generation systems in three prototype vehicles: a Ford Explorer SUV, a Ford Crown Victoria sedan and the "Genesis" vehicle. Our program to develop these prototype vehicles is not affiliated with the vehicles' manufacturers. The SUV will accommodate all of the requisites for an emission-free electric vehicle with virtually no loss of cabin space and no material change in fully-fueled weight. To modify the SUV, we installed reservoirs of sodium borohydride and water, a receiving tank for the resulting sodium metaborate, as well as a chamber in which the hydrogen-producing reaction takes place. The space required for our system is approximately the same size that is required for a conventional internal combustion engine. A sodium borohydride storage/borax collecting tank replaces the standard gasoline tank. The internal combustion gasoline engine is replaced with a smaller hydrogen engine/ alternator combination, and the transmission is completely removed, because the electric motors that propel the car in our hybrid system are linked directly to the drive train. The Crown Victoria, which has a conventional drive train, has been modified to run on hydrogen and awaits the completion and installation of its Hydrogen on Demand(TM) system. The "Genesis" vehicle is part of a project operated by the New Jersey Department of Transportation. We have already installed its Hydrogen on Demand(TM) system, which powers a proton exchange membrane fuel cell. The completion and testing of the "Genesis" vehicle, which is contingent on the installation of a battery pack by another contractor, has been scheduled by the New Jersey Department of Transportation for late 2000.

     In the longer-term, we believe that fuel cell powered vehicles utilizing the sodium borohydride technology will meet the performance requirements of consumers and the regulatory requirement for a

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

ZEV because a system using our proprietary process to generate electricity directly in batteries or fuel cells would be even more efficient than a hybrid system. Even though the zero emission guidelines can also be satisfied by vehicles powered by other types of fuel cells, such as PEM fuel cell powered vehicles, by other forms of ZEVs, such as a battery powered vehicle, or in part by the sale of a large number of super ultra-low emission vehicles, such as vehicles powered by improved internal combustion engines, we believe that our technology will maintain the best overall performance and environmental characteristics.

  Portable Power Markets

     Our sodium borohydride based process may be adapted for production of batteries. We believe that our sodium borohydride batteries would have a higher energy density by volume than batteries currently in use, and be more efficient. As a result, we believe that our sodium borohydride batteries could be lighter and smaller, embracing and advancing the trend towards smaller and lighter products in consumer electronics.

     In addition, there is a growing worldwide consumer demand for quiet, clean portable generators. Promising applications include their use in densely populated areas where noise pollution is a significant concern and indoors or in other areas where the high noise and high emissions of internal combustion engine generators pose significant problems. We believe that portable power generators powered by sodium borohydride fuel cells enjoy substantial advantages over existing portable generators and can provide consumers with the power they need in a package that is small and durable with low noise and emissions.

     We believe that portable sodium borohydride fuel cell power products could provide clean, quiet, vibration-free electric power on demand for a variety of applications. We believe that markets could develop where the attributes of sodium borohydride fuel cell systems would provide a significant competitive advantage over existing technologies. These markets would include recreational vehicles, auxiliary power for boats and generators for densely populated areas and other locations where noise pollution is a concern.

OUR STRATEGY

     Our goal is to convert what we believe to be a superior technology in our sodium borohydride chemistry from the research and development stage to commercialization. We believe that the characteristics of our sodium borohydride technology will capitalize on the growing need for a safe method of storing hydrogen across a variety of markets, a higher energy output alternative fuel and a desire to preserve the environment. To achieve our goal, we have implemented the following strategy:

     - Build Relationships with Automotive Manufacturers. We are pursuing relationships with automotive manufacturers because we believe they will be the key to capitalizing on transportation opportunities in the future. As many of the top tier global automotive manufacturers continue to allocate substantial resources to research and development of alternative fuel technologies, we believe that our technology will be an attractive choice and will allow us to position our technology as a leader in the alternative fuel market.

     - Pursue Ventures with Other Fuel Cell Companies. We are pursuing ventures with other manufacturers of fuel cells. We believe that our Hydrogen on Demand(TM) system will provide a solution for existing fuel cell companies that cannot produce hydrogen in a safe or efficient manner. We will seek to leverage these relationships to further our brand awareness and decrease the time to commercialization.

     - Develop Strategic Relationships with Key Battery Manufacturers. We plan to pursue in the near term the construction of a battery manufacturing pilot plant for the manufacture of size AA and AAA batteries. We believe that the production of prototypical batteries would enable us to validate our technology, generate interest in the consumer battery market and facilitate the establishment and development of strategic relationships with other battery manufacturers.

     - Build Relationships with Truck Manufacturers. We plan to pursue relationships with manufacturers of heavy duty, over-the-road trucks. We believe our technology can be used to deliver hydrogen as a fuel for modified internal combustion truck engines, which could significantly reduce emissions currently generated by diesel fuel. In addition, we believe that this market is particularly suited to the infrastructure requirements necessary to supply sodium borohydride as an alternative fuel.

     - Build Manufacturing Capabilities to Lower the Costs of Sodium Borohydride. Sodium borohydride is currently a specialty chemical that we believe is produced by only two manufacturers located in the United States and Germany. We believe that we can successfully compete in the battery markets at the current price of sodium borohydride, but it will be necessary to scale-up production of the chemical to be cost competitive in the transportation markets. In late 2000, we plan to begin construction of a pilot plant that we believe will cost approximately $5.0 million to build and will take from nine months to one year to complete. Our goal is to demonstrate that economies of scale and improved manufacturing efficiencies exhibited in our pilot plant will verify the viability of cost-effective mass production of sodium borohydride.

     - Continue Research and Development of our Proprietary Technology. We plan to continue our research and development of sodium borohydride based technology. We believe that our continuing efforts in this area will allow us to establish technological leadership in our target markets, while also positioning us to potentially develop applications for other markets.

     - Develop Market Awareness Generally. We have relationships with state and federal governmental agencies and are also involved in several hydrogen and environmentally conscious organizations and events. Through these continuing relationships, we believe that our technology will become more visible to a broader group of individuals and companies in the areas we are targeting. For example, we believe that our relationship with the New Jersey Department of Transportation may lead to other types of state and federal contracts involving all aspects of transportation, including fleet demonstrations, commercial vehicles, highway signs and lighting. Our relationship with the New Jersey Department of Transportation is described under "-- Research and Development."

INTELLECTUAL PROPERTY RIGHTS

     Our intellectual property strategy is to identify key intellectual property developed by us in order to protect it in a timely and effective manner. In addition, we seek to use and assert such intellectual property to our competitive advantage. Our goal is to be first to market with superior technology and to sustain a long-term competitive edge in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

     We use patents as the primary means of protecting our technological advances and innovations, such as our proprietary hydrogen generators, fuel cell designs, components, materials, operating techniques and systems and, therefore, the protection of our patents is critical to our business. We have adopted a proactive approach to identifying patentable inventions and securing patent protection through the timely filing and aggressive prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions.

     We own two U.S. and one non-U.S. patent which cover a wide variety of uses and applications of various boron chemistries. We have filed an additional five U.S. and 21 non-U.S. patent applications. Our earliest patent expires in 2015 and the most recently filed applications, if issued, not expiring until 2020.

     Our intellectual property program includes a strong competitor monitoring element. We actively monitor the patent position, technical developments and market activities of our competitors. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market develops.

PLAN OF OPERATION

     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to satisfy our anticipated cash needs for at least the next three years, and we do not believe it will be necessary to raise additional funds in the next six months to meet the expenditures required for operating our business. During this three-year period, we expect to pursue the research and development programs described in the subsection "-- Research and Development" immediately below.

During this period, we also intend to build a pilot plant to manufacture sodium borohydride. Based on our preliminary estimates, we expect that the capacity of this facility will be one ton per day of sodium borohydride. Based on our planned expansion, we will require a significant increase in the number of our employees during this period.

RESEARCH AND DEVELOPMENT

     Our research team focuses on improving our sodium borohydride characteristics for use as a hydrogen source as well as in direct fuel cell technology by working to optimize materials and processes. In order to most effectively achieve these plans, our facility in Eatontown, New Jersey houses key sophisticated research and development equipment. We are currently using a scanning electron microscope with an X-ray attachment, a nuclear magnetic resonance spectrograph with a broadband capability and a gas chromatograph/mass spectrograph. We also have several potentiostats/galvanostats, a bi-potentiostat for mechanistic studies and battery testers. Additionally, we have a fully equipped chemical laboratory. We are purchasing additional equipment, including an X-ray diffraction, Fourier transfer infra-red spectrometer, thermal gravimetric analysis and ultraviolet visable spectrograph. These machines are essential tools to improve synthesis and purity of sodium borohydride, to produce better hydrogen generation catalysts and to develop better electrodes for our batteries and fuel cells, all of which are key to accomplishing our goals.

     We believe that our hydrogen generation and direct fuel cell research and development programs are at least several years from commercial viability, although we cannot assure you that these programs will yield commercially viable products within that time frame, if at all.

     We have developed relationships with governmental agencies, including the State of New Jersey Commission on Science and Technology. Between January 1999 and April 2000, we received an aggregate of $226,000 from a recoverable grant award from that agency. These funds were used to partially fund costs directly related to development of our fuel cell technology. In addition, we have worked together with the New Jersey Department of Transportation to develop prototype highway signs which are powered by third party fuel cells. The hydrogen for these fuel cells was provided by our Hydrogen on Demand(TM) system.

  Hydrogen Generation

     As a generator of hydrogen, an aqueous solution of sodium borohydride is passed over a catalyst via a pump. The catalyst is typically a non-volatile, metallic chemical element such as ruthenium and/or cobalt. Once in contact with the catalyst, the sodium borohydride reacts to form hydrogen gas, which can be used immediately or stored in a tank. The byproduct formed in this process is borax.
[HYDROGEN GENERATION GRAPHIC]

  Direct Fuel Cell

     In the direct fuel cell, the sodium borohydride is passed into the anode compartment and interacts with our proprietary anode. Here, the sodium borohydride is directly oxidized to borate, giving its electrons up directly to the anode instead of the water.

                           [DIRECT FUEL CELL GRAPHIC]

     We believe, based on our laboratory tests to date, that our sodium borohydride cell has an overall fuel cell efficiency of over 60%, making it more efficient in its energy extraction than other fuel cells. The cell also has cost advantages as it requires a less expensive membrane than the costly perfluorinated membranes used by most PEM fuel cells, and it does not require platinum, an expensive precious metal, as a catalyst. Our laboratory tests also indicate a higher open circuit voltage per cell of 1.55 volts compared to about
0.9 volts for PEM fuel cells. Since this system uses a liquid fuel, a separate internal cooling system is not required, which allows for a simpler, cheaper stack of fuel cells.

     Since the fuel is an aqueous solution of sodium borohydride, which can be easily stored in a tank, our laboratory tests indicate that this system provides a fuel with an energy density in excess of 3,000 watt-hours per liter actually produced by the cell at 60% efficiency, as compared to the 200 to 700 watt-hours per liter energy density in many commercially available batteries. "Watt-hours per liter" is used to measure the energy storage capacity in a battery.

COMMERCIALIZATION PROCESS

     In the near-term, we do not anticipate manufacturing on a large-scale. Our initial focus is in the automotive area, and is based on our belief that we can develop prototypical vehicles to validate our technology. Once this is accomplished, we will seek to interest automotive OEMs on licensing our hydrogen generation technology, and, ultimately, our direct sodium borohydride fuel cell technology. We will also seek to enter into licensing or joint ventures with vehicle manufacturers, utilities and other companies requiring fuel cell technologies. In addition to these areas, we plan on developing a replacement for the current disposable batteries, either through small-scale manufacturing, a joint venture or licensing of the sodium borohydride technology for batteries. Over the next several years, our current plans for commercialization are as follows:

     - Research, Development and Engineering. This is a current aspect of our business, and we will continue to pursue the research and development of sodium borohydride for the foreseeable future as a source of hydrogen, for use directly in fuel cells and for other potential markets that may develop in the near future.

     - Pre-Commercial Testing and Licensing for Hydrogen Generation Systems. We intend to seek additional relationships, such as our proprietary rights agreement with DaimlerChrysler, to test our system in vehicle applications. We believe that the successful completion of our demonstration vehicle will provide us with the opportunity to develop stronger relationships with the automotive OEMs and enter into certain licensing arrangements.

     - Expansion into Battery Markets. We anticipate using a portion of the proceeds from this offering to construct a battery manufacturing line for a small number of prototype batteries. We believe that the production of such prototypical batteries will enable us to validate our technology, which in turn will generate interest in the overall battery market by both consumers and manufacturers.

     - Pre-Commercial Testing and Licensing for Direct Fuel Cells. We anticipate that we will have a prototypical direct fuel cell using the sodium borohydride technology within the next several years. At this point, we will seek to forge strategic relationships, and we expect to seek licensing arrangements for the direct fuel cell upon successful direct fuel cell demonstration.

     - Rechargability of Sodium Borohydride. We believe we can develop a small-scale prototypical recharging machine for use with the sodium borohydride batteries or the sodium borohydride vehicles. This recharging feature is significant in that the overall cost of the sodium borohydride system, whether for vehicles or portable power, will be significantly decreased. The recharging infrastructure for large-scale production of sodium borohydride should follow soon after this particular development.

COMPETITION

     As our sodium borohydride power generation system has the potential to replace existing power sources, competition will come from current power technologies, improvements to current power technologies and from new alternative power technologies. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies. Additionally, there are competitors working on developing technologies other than fuel cells in each of our targeted markets.

     We believe that PEM fuel cell technology is likely to be our most direct competitor. Ballard Power Systems and Plug Power Inc., two publicly traded companies with PEM fuel cell technology, have significant histories, field-testing experience and greater financial and personnel resources than we have. A number of corporations, national laboratories and universities in the United States, Canada, Europe and Japan possess PEM fuel cell technology. Most have financial, technological and personnel resources greater than ours. Other companies, such as FuelCell Energy, Inc., SatCon Technology Corporation and a number of energy concerns, including utilities, have been developing other types of fuel cell technologies and have greater access to capital and personnel. However, we believe that our sodium borohydride based technology is superior to the demonstrated technology of our PEM fuel cell competitors and other fuel cell designs, and we plan to maintain our technological advantage by diligently prosecuting patents, improving our system's designs, using fewer and lower cost materials, eventually developing volume manufacturing processes and forming strategic relationships with suppliers and leading companies within each of the industry groups that constitute our target markets.

     In the hydrogen generation segment, there are several competitors that utilize different methods to generate hydrogen. One such company, Natex Corporation, generates hydrogen by using a sharp tool to slice small sodium hydride balls in the presence of water to create hydrogen. Sodium hydride is a hazardous material which causes burning if it comes into contact with skin. Another company, Ovonics Battery Company, a subsidiary of Energy Conversion Devices, Inc., generates hydrogen by utilizing nickel-metal hydride technology in its storage batteries. This technology is more expensive than ours, and the overall efficiency of the system decreases as more hydrogen is stored, making this an unfavorable option for practical use. There are several other companies in the energy and oil and gas industry that utilize reformers to create hydrogen. Reformers use methanol, gasoline, natural gas or some other fossil fuel to generate hydrogen. All of these types of fuels pollute the atmosphere because of the nitrogen oxides emitted into the air. We believe our sodium borohydride is a safer solution than any other hydrogen generation system currently available.

RAW MATERIALS

     Sodium borohydride is manufactured from the base material borax. There is a significant global supply of borax, and the United States is believed to be the largest holder of borax reserves in the world. Borax is most commonly found in dried lake or sea beds, and it is mined at the surface using drag lines, whereby buckets are continuously dragged across the ground scraping borax from the surface. Currently, sodium borohydride is made as a specialty chemical by two manufacturers. Despite the great quantities of reserves and current annual production of borax, there are few commercial applications that require sodium borohydride today. The most common application for sodium borohydride is for use as a bleaching agent in the paper industry.

     Inasmuch as we intend to focus primarily on research and development, and not on large scale manufacturing, we do not believe that our costs to comply with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will have a material effect on our capital expenditures, earnings or competitive position.

FACILITIES

     Our principal offices are located at 1 Industrial Way West, Eatontown, New Jersey 07724, occupying 9,700 square feet. Our lease expires at the end of 2004, with an option to renew through 2009. While our current facility contains substantial laboratory space for our employees, as well as a 2,400 square foot area used exclusively for the completion of our demonstration vehicle, we do not believe that our current facilities and equipment will be sufficient through the market introduction of our products. We will need to purchase additional equipment and expand the physical area.

     We anticipate using a portion of the net proceeds from this offering to construct a prototypical sodium borohydride manufacturing facility, which we believe will demonstrate a cheaper and cleaner method of producing sodium borohydride than the current method. We believe that such a facility will cost approximately $5.0 million and take nine months to one year to complete. This type of facility would require approximately six people to operate and it would produce at least one ton per day of sodium borohydride. We believe that this facility would demonstrate the viability of mass production of sodium borohydride and generate interest to attract larger potential manufacturers of our material which should increase the overall demand for sodium borohydride and decrease the costs associated with its production.

HUMAN RESOURCES

     We have a total staff of 23 employees, including 22 full-time employees, of which 17 are scientists, engineers and other professionals.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are listed below.

NAME                                   AGE                               POSITION
----                                   ---                               --------
G. Chris Andersen....................  62     Chairman of the Board of Directors
Stephen S. Tang......................  39     President, Chief Executive Officer and Director
Steven C. Amendola...................  45     Executive Vice President, Chief Technical Officer and Director
Kenneth R. Baker.....................  53     Director
William H. Fike......................  64     Director
Alexander MacLachlan.................  67     Director
Zoltan Merszei.......................  77     Director
H. David Ramm........................  48     Director
James L. Rawlings....................  55     Director

     G. CHRIS ANDERSEN has served as the chairman of our board of directors since April 2000. Mr. Andersen is currently a general partner of Andersen, Weinroth & Co., a merchant banking firm. From 1990 to 1995, Mr. Andersen was vice chairman and head of international investment banking at PaineWebber Incorporated. Previously, Mr. Andersen was a managing director for 15 years at Drexel Burnham Lambert, Incorporated and a member of its board of directors. He is currently a director of Terex Corporation, Headway Corporate Resources Inc., GP Strategies Corporation and Sunshine Mining and Refining Company.

     STEPHEN S. TANG, PH.D. has served as our president and chief executive officer and a member of our board of directors since May 2000. From January 1996 to June 2000, Dr. Tang was vice president and global leader of the pharmaceutical and health care industry practice for the management consultancy A.T. Kearney, Inc., a wholly owned subsidiary of Electronic Data Systems, Inc., where he directed global business development and marketing. Dr. Tang previously served as co-leader of the global chemical and environmental practice for the management consulting firm, Gemini Consulting, Inc., a wholly owned subsidiary of Cap Gemini. Prior to that, he was the president and founder of Tangent Technologies, a technical consulting firm to chemical, pharmaceutical and biotechnology companies, and senior research engineer and assistant director of Lehigh University's Center of Molecular Bioscience and Biotechnology. Dr. Tang received his B.S. in chemistry from the College of William and Mary, an M.S. and Ph.D. in chemical engineering from Lehigh University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

     STEVEN C. AMENDOLA has served as our executive vice president and chief technical officer since April 2000, and, prior to that time, he served as our chief scientist since our inception in December 1998. Mr. Amendola has been issued more than 20 patents in the petroleum processing, pollution control and energy recovery areas, including our patent to produce hydrogen and electricity. From May 1997 to December 1998, Mr. Amendola served as vice president of National Patent Development Corporation (now known as GP Strategies Corporation), where he headed their research and development effort of sodium borohydride. From September 1996 to April 1997, Mr. Amendola served as vice president of research and development for Nextcell Inc., where he supervised and researched new battery chemistry. From February 1995 to September 1996, he was involved in process development chemistry at RFE Industries Inc. Mr. Amendola completed graduate courses in chemistry at Ohio State University, where he developed new, high-energy explosives under a grant from the U.S. Army. He holds a B.S. in Chemistry from The Kings College in New York.

     KENNETH R. BAKER has served on our board of directors since July 2000. Mr. Baker has served as president, chief executive officer and a member of the board of trustees of the Environmental Research Institute of Michigan since November 1999. From 1969 to 1999, Mr. Baker served in various executive positions with General Motors Corporation, including vice president and general manager of the GM Distributed Energy Business Unit, vice president and general manager of GM Research and Development and program manager of GM Electric Vehicles. Following his retirement in February 1999, Mr. Baker served as vice chairman and chief executive officer of Energy Conversion Devices, Inc. Mr. Baker currently serves as director of AeroVironment, Inc.

     WILLIAM H. FIKE has served on our board of directors since May 2000. Mr. Fike retired as the vice-chairman and executive vice president of Magna International, Inc., an automotive parts manufacturer based in Ontario, Canada, in February 1999. Prior to joining Magna in 1994, Mr. Fike was employed by Ford Motor Company from 1966 to 1994, where he served most recently as President of Ford Europe. Mr. Fike currently serves as a director of Magna and AGCO Corporation, a manufacturer of farm equipment.

     ALEXANDER MACLACHLAN, PH.D. has served on our board of directors since May 2000. He is currently chairman of the National Research Council's project to evaluate the U.S. Department of Transportation's Intelligent Vehicle Initiative. Prior to his retirement in March 1996, Dr. MacLachlan was the Deputy Under Secretary for R&D Management at the U.S. Department of Energy and held various other positions in the Department of Energy. Prior to his employment at the Department of Energy, Mr. MacLachlan was employed by DuPont for 36 years, where he was Senior Vice President for Research and Development and Chief Technical Officer from 1986 to 1993, and a member of DuPont's Operating Group from 1990 to 1993.

     ZOLTAN MERSZEI has served on our board of directors since May 2000. Mr. Merszei retired as the president, chairman and chief executive officer of The Dow Chemical Company in March 1980. From August 1974 to March 1980, he served as president and chief executive officer of Dow Chemical Europe. From May 1980 to May 1988, Mr. Merszei served in various executive positions with Occidental Petroleum Corporation, including chairman and chief executive officer of Occidental Chemical, chairman of Occidental Research and president and chief executive officer, and subsequently, vice chairman of the board of directors of Occidental Petroleum. Mr. Merszei currently serves as a director of The Budd Company, Dole Food Company Inc., Thyssen Industrie AG (Germany) and Thyssen Henschel America.

     H. DAVID RAMM has served on our board of directors since June 2000. Mr. Ramm has served as president, chief executive officer and a director of Integrated Electrical Services since April 2000. From 1997 to March 2000, he was employed by Enron, most recently as the president of Enron Wind Corp., which is engaged in environmentally benign power generation. Prior to his employment at Enron, Mr. Ramm worked for 14 years at United Technologies Corporation, where he held several senior management positions, including chairman and chief executive officer of International Fuel Cells Corporation.

     JAMES L. RAWLINGS has served on our board of directors since April 2000. Mr. Rawlings is a partner at Andersen, Weinroth & Co. Prior to joining Andersen, Weinroth, he was a managing director, principal and member of the board of directors of Schooner Asset Management Co. LLC, an asset management firm. Before joining Schooner, he was a managing director of Robert Fleming & Co., a London based investment bank, where he was responsible for investment banking activities in North and South America. He was a managing director in the corporate finance department with Drexel Burnham Lambert, Incorporated from 1979 to 1988.

SCIENTIFIC ADVISORY BOARD

     We have recently organized a scientific advisory board, currently consisting of three individuals, whom we refer to as our scientific advisors. At our request, the scientific advisors will review and evaluate our research programs, advise us with respect to technical matters in fields in which we are involved and recommend personnel to us.

     All of our scientific advisors are employed by entities other than us, some of which may in the future compete with us, and are expected to devote only a small portion of their time to us. They are not expected to participate actively in our affairs or in the development of our technology. The institutions with which our scientific advisors are affiliated may adopt new regulations or policies that limit the ability of the scientific advisors to consult with us. In addition, since we have not entered into non-competition agreements with any of the members of our scientific advisory board, if any scientific advisor were to consult with or become employed by any of our competitors, our business could be negatively affected.

     We granted to each of our scientific advisors five-year options to purchase 25,000 shares of our common stock, which are exercisable at $2.90 per share and which will vest immediately upon the closing of this offering.

     ANDREW B. BOCARSLY, PH.D. has been a Professor of Chemistry at Princeton University since 1994, and has taught at the school since 1980 after receiving his Ph.D. in Physical Inorganic Chemistry from the Massachusetts Institute of Technology. Dr. Bocarsly is a member of the Electrochemical Society and the American Chemical Society.

     SHELDON L. GLASHOW, PH.D. is the Higgins Professor of Physics and the Mellon Professor of Sciences at Harvard University. He was the recipient of the Nobel Prize in Physics in 1971. He has been a director of GSE Systems, Inc., a company engaged in the business of real time simulation and process automation in the power and process industries, since 1995, and a director of Interferon Sciences, Inc., a biopharmaceutical company, since 1991. Dr. Glashow is a foreign member of the Russian Academy of Sciences.

     ROALD HOFFMANN, PH.D. has been the John Newman Professor of Physical Science at Cornell University since 1974. Dr. Hoffmann is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. In 1981, he shared the Nobel Prize in Chemistry.

COMMITTEES OF THE BOARD OF DIRECTORS

  Audit Committee

     Our board has established an audit committee consisting of William H. Fike and Zoltan Merszei, both of whom are independent directors. We also intend to appoint one additional independent director to our audit committee within 90 days of this offering. The audit committee is responsible for reviewing and inquiring into matters affecting financial reporting, the system of internal accounting, financial controls and procedures and audit procedures and audit plans. Furthermore, the audit committee approves the quarterly financial statements and also recommends to the board of directors, for approval, the annual financial statements, the annual report and certain other documents required by regulatory authorities.

  Compensation Committee

     Our board has established a compensation committee consisting of Alexander MacLachlan, H. David Ramm and James L. Rawlings, all of whom are independent directors. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock options and stock appreciation rights and other awards to be made under our stock option plan.

  Executive Committee

     Our board has established an executive committee consisting of G. Chris Andersen, James L. Rawlings and Stephen S. Tang. The principal functions of the executive committee include exercising the powers of the board of directors during intervals between board meetings and acting as an advisory body to the board of directors by reviewing various matters prior to their submission to the board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee consists of Alexander MacLachlan, H. David Ramm and James L. Rawlings. We formed this committee in June 2000. During 1999, Mr. Rawlings served as our acting chief executive officer. There were no deliberations during 1999 by our board of directors or compensation committee concerning executive officer compensation.

DIRECTOR COMPENSATION

     We granted to each of our independent directors, except G. Chris Andersen and James L. Rawlings, five-year options to purchase 75,000 shares of our common stock that will vest immediately upon the closing of this offering and which are exercisable at $2.90 per share.

EXECUTIVE COMPENSATION

     During 1999, James L. Rawlings served as our acting chief executive officer, without compensation. In May 2000, Stephen S. Tang became our chief executive officer and president. For information on our employment arrangements with Mr. Tang, please see "-- Employment Agreements."

EMPLOYMENT AGREEMENTS

     In May 2000, we entered into an employment agreement with Stephen S. Tang, our chief executive officer and president. Mr. Tang's employment agreement provides for a base salary of $225,000 per year, increasing to $250,000 upon the closing of this offering or January 1, 2001, whichever occurs earlier. In addition, it provides for a bonus of 50% of his base salary, half of which is guaranteed and the remaining half will be guaranteed upon the closing of this offering or January 1, 2001, whichever occurs earlier. Upon joining us, Mr. Tang was paid half of his $135,000 signing bonus, with the other half payable upon the closing of this offering or January 1, 2001, whichever occurs earlier. Mr. Tang was granted 1,012,500 options at an exercise price of $2.90 per share, with a term of five years. One third of these options vest at the end of each year of employment for the first three years. In the event that Mr. Tang's employment is terminated involuntarily or without cause, 945,000 of his options will vest as if he were employed throughout the entire year, 67,500 options will vest in accordance with the terms of our stock option plan, and all options will have a term of one year. Furthermore, Mr. Tang will be entitled to receive a severance payment in the amount of his base salary at that time plus a one year bonus which will be the greater of half of his base salary at that time or the actual bonus received by Mr. Tang for the full year prior to such termination.

     In July 2000, we entered into an employment agreement with Steven C. Amendola, our executive vice president and chief technical officer. We amended this agreement in August 2000. Mr. Amendola's employment agreement provides for a base salary of $200,000 per year, increasing to $225,000 upon the closing of this offering or January 1, 2001, whichever occurs earlier. In addition, it provides for a yearly bonus of 50% of his base salary, half of which is guaranteed and the remaining half will be guaranteed upon the closing of this offering or January 1, 2001, whichever occurs earlier. Upon the closing of this offering, Mr. Amendola will receive a signing bonus of $250,000. Furthermore, Mr. Amendola was granted 1,006,643 options at an exercise price of $2.90 per share, which will vest ratably over three years. In the event that Mr. Amendola's employment agreement is terminated involuntarily or without cause, all of his options will vest as if he were employed throughout the entire year. Mr. Amendola will also be entitled to receive a severance payment in the amount of his annual base salary at that time plus a one year bonus.

STOCK OPTION PLAN

  2000 STOCK OPTION PLAN

     We adopted our Amended and Restated 2000 Stock Option Plan in July 2000. The plan is administered by our board of directors or by a committee formed by our board in its sole discretion. 5,500,000 shares of common stock have been reserved for issuance under the plan. As of August 9, 2000, options to purchase 3,473,071 shares of common stock were outstanding under the plan with a weighted average exercise price of $3.62 per share.

     Our plan provides for the granting of the following types of awards: stock options, stock appreciation rights, restricted stock awards, performance unit awards and stock bonus awards. The terms and conditions of each type of award granted under the plan will be specified by our board, in its sole discretion, in a written agreement between us and the participant. These awards may be granted to any of our employees, directors, officers or scientific advisors, or any of our other key advisers or consultants who are responsible for or contribute to our management, growth or success. Consultants and advisors must render bona fide services not in connection with the offer and sale of our securities in a capital-raising transaction or relating to the promotion or maintenance of a market for our securities.

     Stock options. A stock option may be an incentive stock option or a non-qualified stock option. Only our employees will be eligible to receive incentive stock options. The incentive stock option exercise price will in no event be less than 100% of the fair market value of the shares of common stock subject to the option on the date of grant. The non-qualified stock option exercise price will be fixed by our board, but in no event will it be less than the par value of the shares of common stock subject to the option on the date of grant.

     Our plan includes change in control provisions that may result in the accelerated vesting of outstanding options. For purposes of the plan, "change of control" means the occurrence of any of the following:

     - any consolidation or merger of us pursuant to which less than 50% of the outstanding voting securities of the surviving or resulting company are owned by individuals or entities that were our shareholders prior to the consolidation or merger,

     - any sale, lease, exchange or other transfer, in one transaction or a series of related transactions, of all, or substantially all, of our assets, other than any sale, lease, exchange or other transfer to any company where we own, directly or indirectly, 100% of the outstanding voting securities of such company after any such transfer,

     - any person, as defined in Section 13(d) of the Securities Exchange Act of 1934, other than one or more of our current stockholders, us or any of our subsidiaries or one or more employee benefit plans established by us for the benefit of our employees, shall become the beneficial owner, of 35% or more of our outstanding common stock, other than as the result of this offering, or

     - commencement by any entity, person or group (including any of their affiliates), other than us, of a tender offer or exchange offer where the offeror acquires more than 50% of our outstanding voting securities.

     Stock appreciation rights. Stock appreciation rights entitle participants to increases in the fair market value of shares of common stock. Stock appreciation rights entitle a participant to receive an award equal to all, or a portion of the excess of, the fair market value of a specified number of shares of common stock at the time of exercise over a specified price, which shall not be less than 100% of the fair market value of the common stock at the time the right is granted or, if connected with a previously issued stock option, not less than 100% of the fair market value of the common stock at the time such stock option was granted. We may pay such amount in cash or in common stock, valued at its then fair market value, or both.

     Each agreement will state the period of time within which the stock appreciation right may be exercised, in whole or in part, subject to such terms and conditions prescribed for such purpose by our board of directors, provided that no stock appreciation right shall be exercisable prior to six months nor after ten years from the date of grant. Our board of directors has the discretion to permit an acceleration of previously established exercise terms. In the event of a change of control, the participant shall have the right to exercise the vested portion of his or her unexercised stock appreciation right for the lesser of three months after termination or the remainder of their term.

     Performance unit awards. Performance unit awards entitle participants to future payments based upon the achievement of preestablished long-term performance objectives. Our board of directors shall establish with respect to each performance unit award a performance period and a value. It will also establish maximum and minimum performance targets to be achieved during the applicable performance period. The achievement of maximum targets entitles a participant to payment with respect to the full value of a performance unit award. The achievement of less than the maximum targets, but in excess of the minimum targets, entitles a participant to payment with respect to a portion of a performance unit.

     Restricted stock awards. Restricted stock awards consist of shares of common stock restricted against transfer and subject to a substantial risk of forfeiture. Shares awarded, and the right to vote such shares and to receive dividends, may not be sold or otherwise transferred during the restriction period, except as provided in an agreement between a participant and us. The participant will have all the other rights of a stockholder, including the right to receive dividends and the right to vote such shares.

     Stock bonus awards. Our board of directors may grant a stock bonus award based upon performance in terms of growth in gross revenue, earnings per share or ratios of earnings to equity or assets or, with respect to participants not subject to Section 162(m) of the Internal Revenue Code, such other measures or standards determined by our board of directors. Performance objectives may be reduced or eliminated, but not increased, in order to take into account unforeseen events or changes in circumstances.

     Loans. Our board may, in its sole discretion and to further the purpose of the plan, provide for loans to persons in connection with all or any part of an award under the plan. Loans will be evidenced by a loan agreement, promissory note or other instruments containing terms and conditions relating to interest, payment, schedules, collateral, forgiveness and acceleration as our board will prescribe from time to time.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH STEVEN AMENDOLA AND GP STRATEGIES CORPORATION RELATED TO OUR PATENTS

     After developing the proprietary technology for energy generation based on the use of sodium borohydride, Steven C. Amendola, our executive vice president and chief technical officer, entered into a license agreement with GP Strategies Corporation, or GPS, in July 1997. In accordance with that license agreement, Mr. Amendola granted an exclusive license to make, use and sell the proprietary technology he developed to GPS, and GPS agreed to pay a royalty to Mr. Amendola based on sales of developed technology. Since there were no sales of developed technology, GPS did not make any royalty payments to Mr. Amendola.

     When we acquired certain assets of the battery technology group of GPS, we issued 6,185,322 shares of common stock to GPS in January 1999, of which 830,298 were subsequently canceled, and issued to them a note payable in the amount of $250,000. In addition, we relieved GPS of its royalty obligation to Mr. Amendola and we agreed to pay a royalty to GPS based on sales of developed technology. Since there were no sales of developed technology, we did not make any royalty payments to GPS. At that time, we also issued 669,344 shares of common stock to GPS for $50,000.

     As contemplated in the original acquisition of the license to the intellectual property by us, royalty agreements with GPS and Mr. Amendola were terminated in May 2000 (as amended in July 2000). In consideration for terminating the royalty agreements, GPS was granted immediately exercisable options to purchase 250,000 shares of common stock at the initial public offering price. Furthermore, Mr. Amendola and we terminated our license agreement and we acquired ownership of the patent rights relating to the proprietary technology. In addition, in a separate assignment executed concurrently with the omnibus agreement, Mr. Amendola assigned to us the ownership of any future inventions as well as pending patent applications and future patents. Furthermore, Mr. Amendola has granted to us a right of first refusal for all unrelated inventions that he conceives.

     In consideration of the foregoing transactions, on May 24, 2000, we agreed to issue options to purchase 206,897 shares of common stock to Mr. Amendola with an exercise price of $2.90 per share. Mr. Amendola advised us that he intended to transfer a portion of these options to three individuals with whom he had agreed to share royalty payments. On July 14, 2000, due to tax considerations, we agreed to instead issue to Mr. Amendola 206,897 shares of common stock, a portion of which he intended to transfer to those three individuals. On July 27, 2000, we suggested to Mr. Amendola that we issue 70,345 shares of common stock to him and that we issue shares of common stock directly to the three individuals. However, in order to be released from any royalty sharing obligations, Mr. Amendola requested that we issue 206,897 shares of common stock to him, and he advised us that he would transfer some of those shares to the three individuals. Therefore, in consideration of the foregoing transactions, on August 1, 2000, we issued 206,897 shares of common stock to Mr. Amendola, 152,207 of which were subsequently transferred by him to the three individuals with whom he had agreed to share royalty payments.

LOAN FROM GPS

     In January 1999, we issued GPS a note payable for $250,000 in connection with an agreement dated December 17, 1998 to purchase substantially all of the assets of its battery technology group. The note payable bears interest at a rate of 6% per annum and is payable with interest on September 25, 2001.

OPTION ISSUANCE TO EXECUTIVE SEARCH FIRM

     In connection with our search for a chief executive officer, we retained the services of the Whitney Group, an executive search firm. In consideration of their services, we paid them $150,000 and issued to them options exercisable at $2.90 per share to purchase up to 108,750 shares of common stock. We believe that the compensation we paid to the Whitney Group was at fair market value. Andersen, Weinroth & Co. is a less than a five percent stockholder of the parent company of the Whitney Group. G. Chris Andersen, our chairman, James L. Rawlings, one of our directors, and E. Alan Brumberger and Stephen D. Weinroth, both of whom are principal stockholders of us, are each a principal in Andersen, Weinroth & Co.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock by the following as of August 9, 2000 and as adjusted to reflect the sale of common stock in this offering and the conversion of our Series A preferred stock into 759,368 shares of common stock upon completion of this offering:

     - all persons known by us to own beneficially 5% or more of our common stock,

     - each of our directors,

     - our chief executive officer, and

     - all directors and executive officers as a group.

     Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by the stockholder.

                                                                         PERCENTAGE OF SHARES OUTSTANDING
                NAME AND ADDRESS                   NUMBER OF SHARES     -----------------------------------
              OF BENEFICIAL OWNER                 BENEFICIALLY OWNED    PRIOR TO OFFERING    AFTER OFFERING
              -------------------                 ------------------    -----------------    --------------
FIVE PERCENT STOCKHOLDERS:
E. Alan Brumberger(1)...........................      1,260,615                5.5%                  4.7%
GP Strategies Corporation(2)....................      6,274,368(3)            26.9                  23.2
Randolph W. Lenz(4).............................      2,269,760                9.8                   8.5
Stephen D. Weinroth(1)..........................      3,866,678               16.8                  14.4
DIRECTORS AND EXECUTIVE OFFICERS:
Steven C. Amendola(5)...........................         54,690(6)               *                     *
G. Chris Andersen(1)............................      3,856,678               16.7                  14.4
Kenneth R. Baker(5).............................         75,000(7)               *                     *
William H. Fike(5)..............................         75,000(7)               *                     *
Alexander MacLachlan(5).........................         75,000(7)               *                     *
Zoltan Merszei(5)...............................         75,000(7)               *                     *
H. David Ramm(5)................................         75,000(7)               *                     *
James L. Rawlings(1)............................      1,014,786                4.4                   3.8
Stephen S. Tang(5)..............................             --(8)              --                    --
All directors and executive officers as a group
  (9 persons)...................................      5,301,154(9)            22.6%                 19.5%

---------------
* Less than 1%

 (1) Address is Andersen, Weinroth & Co., 1330 Avenue of the Americas, 36th Floor, New York, New York 10019. Messrs. Brumberger, Weinroth, Andersen and Rawlings are principals in Andersen, Weinroth & Co. We have been advised that none of them has shared voting or investment power with respect to the shares of common stock beneficially owned by any other principal in that firm.

 (2) Address is 9 West 57th Street, Suite 4170, New York, New York 10019.

 (3) Includes 250,000 options exercisable within 60 days.

 (4) Address is 5401 North Federal Highway, Ft. Lauderdale, Florida 33308.

 (5) Address is 1 Industrial Way West, Eatontown, New Jersey 07724.

 (6) Does not include 1,006,643 options not exercisable within 60 days.

 (7) Includes 75,000 options exercisable within 60 days.

 (8) Does not include 1,012,500 options not exercisable within 60 days.

 (9) Includes 375,000 options exercisable within 60 days. Does not include 2,019,143 options not exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of August 9, 2000, there were 23,815,681 shares of common stock issued and outstanding, giving effect to the automatic conversion of our Series A preferred stock into 759,368 shares of common stock upon completion of this offering. Following the offering, our authorized capital stock will consist of 40,000,000 shares of common stock, of which 26,815,681 will be issued and outstanding, and 5,000,000 shares of undesignated preferred stock issuable in one or more series designated by our board of directors, of which no shares will be issued and outstanding. At August 9, 2000, there were 40 holders of record of our common stock.

COMMON STOCK

  Voting Rights

     The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

  Dividends

     Holders of common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

  Other Rights

     On liquidation, dissolution or winding up of us, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

     Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each series. Our board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. We have no present plans to issue any additional shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

INDEMNIFICATION MATTERS

     Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. Our by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We intend to apply for directors' and officers' insurance against certain liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS WHICH MAY HAVE ANTI-TAKEOVER EFFECT

     A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. These provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect the interests of the company and our stockholders. Our board of directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders

     Our by-laws provide that a special meeting of stockholders may be called only by the chief executive officer, the president or our board of directors unless otherwise required by law. Our by-laws provide that only those purposes included in the notice of the special meeting may be considered or dealt with at that special meeting unless otherwise provided by law.

  Ability to Adopt Stockholder Rights Plan

     Our board of directors may in the future resolve to issue shares of preferred stock or rights to acquire such shares in order to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of us by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that such change in control is not in the best interests of us and our stockholders. Our board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to effect a change in control of us.

  Amendment of the Certificate of Incorporation

     Any amendment to our certificate of incorporation must be approved by a majority of our board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

  Amendment of By-laws

     Our by-laws provide that our by-laws may be amended or repealed by our board of directors or by the stockholders. Such action by the stockholders requires the affirmative vote of at least a majority of the shares present in person or represented by proxy at any regular or special meeting of the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors at any regular or special meeting of the directors. The board of directors may not amend or repeal the provision dealing with amendment of the by-laws or amend or repeal any provision that requires the approval of stockholders to be amended or repealed. Any amendment or repeal of the by-laws by the board of directors may be amended or repealed by the stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be outstanding 26,815,681 shares of our common stock, or 27,265,681 shares of our common stock if the underwriters' over-allotment option is exercised in full, including 759,368 shares of common stock issuable upon the automatic conversion of the Series A preferred stock, at the completion of this offering. Of such shares, 3,000,000 shares of common stock sold in this offering, or 3,450,000 shares if the underwriters' over-allotment option is exercised in full, will be freely transferable without restriction if purchased by persons other than our affiliates.

     We have agreed to file a registration statement covering resales of 152,207 shares of common stock held by three stockholders, and to use our best efforts to have that registration statement declared effective within 90 days of the date of this prospectus. Sales of shares of common stock by the selling stockholders may have an adverse effect on the market price of our common stock.

     The remaining 23,663,474 shares of common stock will be "restricted securities" under Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144, pursuant to another exemption from registration under the Securities Act or under an effective registration statement. As currently in effect, Rule 144 provides that any person, or persons whose shares are aggregated, holding restricted securities, who has beneficially owned the shares for at least one year, is entitled to sell within any three-month period the number of shares that does not exceed the greater of 1% of the then outstanding shares of the common stock (approximately 268,157 shares after the offering and giving effect to the conversion of the Series A preferred stock) and the reported average weekly trading volume of the then outstanding shares of common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and the availability of current public information about us. A person, or persons whose shares are aggregated, who is not deemed one of our affiliates at any time during the 90 days immediately preceding a sale and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and the other conditions mentioned above.

     We cannot predict the effect that any future sales of shares of common stock, or the availability of such shares for sale, will have on the market price of the common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

     In addition to the outstanding shares of common stock, and the shares issuable upon the conversion of the outstanding Series A preferred stock upon the completion of this offering, we have reserved a total of 3,473,071 shares of common stock for issuance upon exercise of outstanding options. Shares of common stock issuable in the future could hinder future financings.

LOCK-UP AGREEMENTS AND REGISTRATION RIGHTS

     In connection with this offering, our existing officers, directors and substantially all of our stockholders, except for those persons who will receive common stock upon the automatic conversion upon completion of this offering of the Series A preferred stock and the stockholders holding 152,207 shares of common stock that we have agreed to register for resale within 90 days after this offering, have agreed with the underwriters that, subject to limited exceptions, they will not sell or dispose of any of their shares for 180 days after the date of this prospectus. Morgan Keegan & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such restrictions. Moreover, those persons who will receive an aggregate of 759,368 shares of common stock upon the automatic conversion upon completion of this offering of the Series A preferred stock have agreed not to sell, transfer or dispose of those shares until May 10, 2001, which is the one-year anniversary of the issuance of the Series A preferred stock. We have agreed to use our best efforts to register for resale commencing 90 days from the date of this prospectus 152,207 shares of common stock held by three stockholders.

     We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under our stock option plan.

                                  UNDERWRITING

     Under an underwriting agreement, Morgan Keegan & Company, Inc. and The Robinson-Humphrey Company, LLC are acting as representatives of the underwriters named below. Under the underwriting agreement, each of the underwriters has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Morgan Keegan & Company, Inc. ..............................  1,850,000
The Robinson-Humphrey Company, LLC .........................    800,000
D.A. Davidson & Co. ........................................     50,000
First Southwest Company.....................................     50,000
Jefferies & Company.........................................     50,000
Johnson Rice & Company L.L.C. ..............................     50,000
Sanders Morris Harris.......................................     50,000
Southwest Securities, Inc. .................................     50,000
Stephens Inc. ..............................................     50,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The underwriting agreement provides that the underwriters' obligations to purchase shares are subject to conditions contained in the underwriting agreement, and that if any of the shares are purchased by any underwriter under the underwriting agreement, then all of the shares that such underwriter has agreed to purchase under the underwriting agreement must be purchased.

     The underwriters have advised us that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a selling concession not in excess of $0.40 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option to purchase up to an additional 450,000 shares, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent that the underwriters exercise this option, each underwriter will be committed, subject to conditions, to purchase the additional shares, and the company will be obligated under the over-allotment option to sell the shares to the underwriter.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                   PER        WITHOUT         WITH
                                                  SHARE       OPTION         OPTION
                                                  ------    -----------    -----------
Public offering price...........................  $10.00    $30,000,000    $34,500,000
Underwriting discount...........................    0.70      2,100,000      2,415,000
Proceeds before expenses........................    9.30     27,900,000     32,085,000

     We estimate our expenses relating to the offering to be $1.0 million. We will pay to the underwriters underwriting discounts and commissions in an amount equal to the public offering price per share of common stock less the amount the underwriters pay to us for each share of common stock.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make with respect to these liabilities.

     For a period ending 180 days from the date of this prospectus, we and our executive officers and directors and certain of our stockholders have agreed that, without the prior written consent of Morgan Keegan & Company, Inc., we will not:

     - offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

     In addition, during this 180-day period, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Morgan, Keegan & Company, Inc., except that we have agreed to use our best efforts to register for resale commencing 90 days from the date of this prospectus 152,207 shares of common stock held by three stockholders.

     At our request, the underwriters have reserved up to 10% of the shares in this offering for sale at the initial public offering price to certain of our employees, directors and members of their immediate families. These persons must commit to purchase after the registration statement has become effective but before the open of business on the following day. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. To the extent any of our directors acquire reserved shares, they will be subject to the 180-day lock-up agreement described above.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may create a syndicate short position by making short sales of our common stock and may purchase shares of our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than the underwriters are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. The underwriters may close out any covered short position by either exercising their over-allotment or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters would close out any naked short position by purchasing shares in the open market. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed shares in syndicate covering transactions, in stabilization transactions or in some other way or if Morgan Keegan & Company, Inc. receives a report that indicates clients of such syndicate members have "flipped" the shares. These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of any offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation between us and the representative of the underwriters. The factors to be considered in determining the initial public offering price include the following:

     - the history and the prospects for the industry in which we compete,

     - our past and present operations,

     - our historical results of operations,

     - our prospects for future operating results,

     - the recent market prices of securities of generally comparable companies, and

     - general conditions of the securities market at the time of this offering.

     Application has been made to list our common stock on the Nasdaq National Market under the symbol "MCEL." In order to meet the requirements for listing the common stock on the Nasdaq National Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

                                 LEGAL MATTERS

     The validity of the shares of common stock we offer will be passed upon for us by Baker & McKenzie. Various legal matters related to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and for the year then ended as set forth in their report. We have included our financial statements in the prospectus, and elsewhere in the registration statement, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations thereunder for the registration of the common stock in this offering. This prospectus is part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

     You can inspect and copy all or any portion of the registration statement or any reports, statements or other information we file at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the public reference section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the Securities and Exchange Commission's Internet site located at www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheet as of December 31, 1999 and March 31, 2000
  (unaudited)...............................................  F-3
Statement of Operations for the period from January 1, 1999
  (inception) to December 31, 1999, the period from January
  1, 1999 (inception) to March 31, 1999 (unaudited), the
  three months ended March 31, 2000 (unaudited) and
  cumulative amounts from inception (unaudited).............  F-4
Statement of Stockholders' Equity for the period from
  January 1, 1999 (inception) to December 31, 1999 and the
  three months ended March 31, 2000 (unaudited).............  F-5
Statement of Cash Flows for the period from January 1, 1999
  (inception) to December 31, 1999, the period from January
  1, 1999 (inception) to March 31, 1999 (unaudited), the
  three months ended March 31, 2000 (unaudited) and
  cumulative amounts from inception (unaudited).............  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Managing Members
Millennium Cell LLC

     We have audited the accompanying balance sheet of Millennium Cell LLC (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from January 1, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Cell LLC at December 31, 1999 and the results of its operations and its cash flows for the period from January 1, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming Millennium Cell LLC will continue as a going concern. As more fully described in
Note 2, the Company is a development stage company, and accordingly, has generated no revenue and incurred operating losses since inception and these conditions raise substantial doubt about the Company's ability to continue as going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

     As described in Note 2, the Company adjusted the amount recorded of certain assets acquired from fair value to the amount of the note payable issued in connection with the acquisition.

New York, New York         /s/  ERNST & YOUNG LLP
May 5, 2000

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                                                              DECEMBER 31,     MARCH 31,
                                                                  1999           2000
                                                              ------------    -----------
                                                                              (UNAUDITED)
                                                               (RESTATED)     (RESTATED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   42,165     $    56,174
  Prepaid expenses..........................................                       10,815
                                                               ----------     -----------
Total current assets........................................       42,165          66,989
Property and equipment, net.................................      386,587         459,758
Intangible assets, net......................................      254,500         257,147
Other assets................................................       63,225          63,725
                                                               ----------     -----------
                                                               $  746,477     $   847,619
                                                               ==========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $   41,700     $    21,645
  Accrued expenses..........................................       12,432          41,262
  Due to affiliate..........................................       30,000          44,108
  Note payable to affiliate.................................      250,000         250,000
                                                               ----------     -----------
Total current liabilities...................................      334,132         357,015

Refundable grant obligation.................................      193,622         193,622

Commitments and contingencies

Stockholders' equity:
  Common stock, $.001 par value; authorized 40,000,000
     shares and 23,679,714 shares issued and outstanding....       23,680          23,680
  Additional paid-in capital................................    1,226,320       1,726,320
  Deficit accumulated during development stage..............   (1,031,277)     (1,453,018)
                                                               ----------     -----------
Total stockholders' equity..................................      218,723         296,982
                                                               ----------     -----------
                                                               $  746,477     $   847,619
                                                               ==========     ===========

                            See accompanying notes.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS

                                          PERIOD FROM        PERIOD FROM                       CUMULATIVE
                                        JANUARY 1, 1999    JANUARY 1, 1999    THREE MONTHS       AMOUNTS
                                        (INCEPTION) TO     (INCEPTION) TO         ENDED           FROM
                                       DECEMBER 31, 1999   MARCH 31, 1999    MARCH 31, 2000     INCEPTION
                                       -----------------   ---------------   ---------------   -----------
                                                             (UNAUDITED)       (UNAUDITED)     (UNAUDITED)
                                          (RESTATED)         (RESTATED)        (RESTATED)      (RESTATED)
Revenue..............................     $        --        $       --        $       --      $        --
Cost of revenue......................              --                --                --               --
Product development and
  engineering........................         820,128           151,589           284,419        1,104,547
General and administrative...........         164,953             6,939           113,528          278,481
Depreciation and amortization........          57,007             3,250            25,038           82,045
                                          -----------        ----------        ----------      -----------
Total operating expenses.............       1,042,088           161,778           422,985        1,465,073
                                          -----------        ----------        ----------      -----------
Loss from operations.................      (1,042,088)         (161,778)         (422,985)      (1,465,073)
Interest income, net.................          10,811                --             1,244           12,055
                                          -----------        ----------        ----------      -----------
Net loss.............................     $(1,031,277)       $ (161,778)       $ (421,741)     $(1,453,018)
                                          ===========        ==========        ==========      ===========
Loss per share -- basic and
  diluted............................     $      (.04)       $     (.01)       $     (.02)     $      (.06)
                                          ===========        ==========        ==========      ===========
Weighted-average number of shares
  outstanding........................      23,679,714        23,679,714        23,679,714       23,679,714
                                          ===========        ==========        ==========      ===========

                            See accompanying notes.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK       ADDITIONAL                     TOTAL
                                   --------------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                     SHARES     AMOUNT     CAPITAL       DEFICIT        EQUITY
                                   ----------   -------   ----------   -----------   -------------
January 1, 1999 (inception)......          --   $    --   $       --   $        --    $        --
  Issuance of Common Stock.......  17,494,392    17,494    1,232,506            --      1,250,000
  Issuance of Common Stock to GPS
     in exchange for assets......   6,185,322     6,186       (6,186)           --             --
  Net loss (as restated).........          --        --           --    (1,031,277)    (1,031,277)
                                   ----------   -------   ----------   -----------    -----------
Balance at December 31, 1999.....  23,679,714    23,680    1,226,320    (1,031,277)       218,723
Capital contribution.............          --        --      500,000            --        500,000
Net loss (as restated)...........                                         (421,741)      (421,741)
                                   ----------   -------   ----------   -----------    -----------
Balance at March 31, 2000........  23,679,714   $23,680   $1,726,320   $(1,453,018)   $   296,982
                                   ==========   =======   ==========   ===========    ===========

                            See accompanying notes.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF CASH FLOWS

                                          PERIOD FROM        PERIOD FROM                       CUMULATIVE
                                        JANUARY 1, 1999    JANUARY 1, 1999    THREE MONTHS       AMOUNTS
                                        (INCEPTION) TO     (INCEPTION) TO         ENDED           FROM
                                       DECEMBER 31, 1999   MARCH 31, 1999    MARCH 31, 2000     INCEPTION
                                       -----------------   ---------------   ---------------   -----------
                                                             (UNAUDITED)       (UNAUDITED)     (UNAUDITED)
OPERATING ACTIVITIES
Net loss (as restated)...............     $(1,031,277)       $ (161,778)       $ (421,741)     $(1,453,018)
Adjustments to reconcile net loss (as
  restated) to net cash used in
  operating activities:
  Depreciation.......................          43,504                --            20,688           64,192
  Amortization.......................          13,503             3,250             4,351           17,854
  Changes in operating assets and
     liabilities:
     Prepaid expenses................                                --           (10,815)         (10,815)
     Other assets....................         (63,225)               --              (500)         (63,725)
     Accounts payable................          41,700             7,839           (20,055)          21,645
     Accrued expenses................          12,432                --            28,830           41,262
     Due to affiliate................          30,000            30,000            14,108           44,108
                                          -----------        ----------        ----------      -----------
Net cash used in operating
  activities.........................        (953,363)         (120,689)         (385,134)      (1,338,497)
INVESTING ACTIVITIES
Purchase of property and equipment...        (330,091)               --           (93,859)        (423,950)
Patent registration costs............        (118,003)          (25,880)           (6,998)        (125,001)
                                          -----------        ----------        ----------      -----------
Net cash used in investing
  activities.........................        (448,094)          (25,880)         (100,857)        (548,951)
FINANCING ACTIVITIES
Proceeds from sale of stock..........       1,250,000           925,000           500,000        1,750,000
Proceeds from grant..................         193,622                                              193,622
                                          -----------        ----------        ----------      -----------
Net cash provided by financing
  activities.........................       1,443,622           925,000           500,000        1,943,622
                                          -----------        ----------        ----------      -----------
Net increase in cash and cash
  equivalents........................          42,165           778,431            14,009           56,174
Cash and cash equivalents, at
  inception..........................              --                --            42,165               --
                                          -----------        ----------        ----------      -----------
Cash and cash equivalents, end of
  period.............................     $    42,165        $  778,431        $   56,174      $    56,174
                                          ===========        ==========        ==========      ===========

NON-CASH TRANSACTIONS

     In January 1999, the Company received licenses and equipment from GP Strategies ("GPS") in exchange for a note payable to GPS for $250,000.

                            See accompanying notes.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND DESCRIPTION OF BUSINESS

     Millennium Cell LLC (the "Company") which was formed to acquire substantially all of the assets of the Battery Technology Group of GP Strategies Corporation ("GPS") was incorporated on December 17, 1998 and organized on January 1, 1999 (inception) as a limited liability company with an initial cash capital contribution of $1.25 million of which GPS contributed $50,000. In general, the members are not personally liable for any liabilities of the Company, and the common unit holders share in the profits and losses of the Company on a pro rata basis. (See also Note 2)

     The Company is a development stage company, as defined in Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company was formed based on an invented, patented and developed proprietary chemical process ("Invention") that generates hydrogen and electricity from safe, environmentally friendly raw materials. The Company's core capability is in the design of a sodium borohydride process which can generate hydrogen as a high-energy fuel for the transportation and fuel cell markets. The Company has also designed and produced prototype direct fuel cells and batteries that utilize the sodium borohydride process to provide electricity for the portable and stationary power markets.

     On December 17, 1998, the Company entered into an agreement ("Agreement") with GPS pursuant to which in January 1999 substantially all of the assets of its Battery Technology Group (which consisted only of a license ("License") and equipment) were exchanged for approximately 6.2 million shares of common stock and a note payable to GPS for $250,000. The value to be allocated to the assets acquired is limited to the $250,000 note payable. Approximately $100,000 has been allocated to equipment (which is the basis at which it was recorded on the books of GPS) and the remaining $150,000 to the License.

     The License covers the use of the Invention to make, use and sell licensed products within the licensed territory in perpetuity. The Agreement includes a royalty (see Note 9) based on annual sales of the Company relating to products manufactured or produced using the Invention.

NOTE 2 -- BASIS OF PRESENTATION

     The Company has incurred an operating loss and negative cash flows since inception and expects to incur additional operating losses and negative cash flows in the future as it continues to develop technology. The Company's financial statements have been presented on the basis that it is a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business. The Company's continued existence, however, is dependent on its ability to obtain additional financing in the next fiscal year and successful commercial development of a marketable product. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management plans to obtain additional financing in the next fiscal year through private and public equity offerings to continue operations, including the ongoing development of technology. The Company has obtained preferred equity financing totalling approximately $2.2 million in May 2000. Additionally, the Company plans to raise additional financing through an initial public offering in the third quarter of 2000.

     There can be no assurance that the Company will achieve its operating plan or that it will be able to obtain financing to provide the liquidity necessary for the Company to continue its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company adjusted the amount recorded of the License acquired from GPS from fair value of $550,020 to $150,000, which is the amount of the note payable issued less the amount allocated to the equipment acquired. This change in accounting resulted from the adoption of Staff Accounting Bulletin

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Topic 5-G. The effect of the change was to reduce total assets at December 31, 1999 by $340,319 and decrease net loss by $59,701 for the period from January 1, 1999 to December 31, 1999.

     The unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

     The Company is authorized to issue 10,000 units. Each unit holder is entitled to one vote for each unit held, and to receive dividends if and when declared by the Managing Members.

     On April 25, 2000, the Company converted from a limited liability company to a C corporation with one class of common stock and one class of preferred stock. All of the outstanding equity interests of the limited liability company were converted on a one for one basis into shares of common stock of the new corporation. As of April 25, 2000 a 2,492.6 for one stock split of the outstanding common stock was also completed. All membership unit amounts in the accompanying financial statements have been restated to reflect the aforementioned conversion.

     In connection with this conversion, the Company would then be subject to state and federal income taxes and will account for income taxes under SFAS 109, "Accounting for Income Taxes". Net deferred tax assets would be fully reserved with a valuation allowance due to the uncertainty regarding the realization of such deferred tax assets.

NOTE 3 -- SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents

     The Company considers all highly-liquid instruments purchased with an initial maturity of three months or less to be cash equivalents.

  Other Assets

     Other assets primarily consist of deposits with certain vendors and landlords.

  Property and Equipment

     Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method over their estimated useful lives as follows:

                                                               ESTIMATED
ASSET CLASSIFICATION                                          USEFUL LIFE
--------------------                                          -----------
Machinery and equipment.....................................    5 years
Furniture and fixtures......................................    5 years
Leasehold improvements......................................    5 years

     Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter.

     Repairs and maintenance are charged to expense as incurred.

  Long-Lived Assets

     The Company records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted estimated cash flows to be generated by the related assets are less than the carrying amount of those assets. To date, no impairments have occurred.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Patents

     Certain costs associated with obtaining and licensing patents are capitalized as incurred and are amortized on a straight-line basis over their estimated useful lives up to 17 years. Amortization of such costs begins once the patent has been issued. Costs associated with patents are capitalized as incurred and amortized over the remaining life. The Company evaluates the recoverability of its patent costs at each balance sheet date based on estimated undiscounted future cash flows.

  Stock Based Compensation

     The Company accounts for its stock options under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" and complies with the disclosure requirements of FASB Statement No. 123 "Accounting for Stock Based Compensation."

  Earnings Per Share

     Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Basic and diluted EPS were the same for all periods presented herein.

  Income Taxes

     The Company is organized as a limited liability company, which is treated as a partnership for federal income tax purposes. Accordingly, no provision for federal income tax and no provision for state income tax in states recognizing the limited liability company (i.e., partnership) tax status is required. (Also see Note 2)

  Due to Affiliate

     Amounts due to affiliates are primarily comprised of amounts to be reimbursed to GPS.

  Use of Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31, 1999:

Machinery and equipment.....................................  $321,211
Furniture and fixtures......................................    38,878
Leasehold improvements......................................    70,002
                                                              --------
                                                               430,091
Accumulated depreciation....................................   (43,504)
                                                              --------
Property and equipment, net.................................  $386,587
                                                              ========

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- INTANGIBLE ASSETS

     Patent and license costs consist of the following at December 31, 1999:

Patent and license costs....................................  $268,003
Less accumulated amortization...............................   (13,503)
                                                              --------
                                                              $254,500
                                                              ========

NOTE 6 -- GRANT OBLIGATION

     In April 1999, the Company received a recoverable grant award from the State of New Jersey Commission on Science and Technology ("NJS&T"). The funds were used to partially fund costs directly related to the Borohydride Fuel Cell technology development. The recoverable grant is required to be repaid to NJS&T upon the Company generating net income in a fiscal year. The repayment obligation ranges from 1% to 5% of net income over a ten year period and shall not exceed 200% of the original grant. If at the end of the tenth year the Company has not repaid at least 100% of the original grant, the Company is obligated to repay the difference between that amount and the cumulative repayments made to date. The original grant amount has been recorded as a liability at December 31, 1999. Additional liability, if any, will be recorded upon the attainment of net income in excess of the amount required to establish such additional liability.

NOTE 7 -- PAYABLE TO AFFILIATE

     In connection with the GPS Agreement, the Company entered into a 6% note payable to GPS, which is payable with interest on September 25, 2001. The Company plans to repay the note with proceeds of the private placement completed in the second quarter of 2000.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     The Company leases office space under an operating lease that expires September 30, 2004. Future minimum lease payments under the operating lease relates to the Company's principal office. The lease requires the Company to pay its allocated share of taxes and operating cost in addition to the annual base rent payment. Future minimum annual lease commitments under the operating lease at December 31, 1999 are as follows:

2000......................................................  $ 92,192
2001......................................................    97,058
2002......................................................   101,923
2003......................................................   106,787
2004......................................................    82,827

     Rent expense was approximately $23,000 for the year ended December 31, 1999.

     In connection with the Agreement, the Company agreed to make the following royalty payments to GPS, based on eventual sales derived from the Invention: 5% of the first $10 million of sales, 4% of the second $15 million of sales, 2 1/2% of the third $25 million of sales and 1% of any sales thereafter. The Company also agreed with GP Strategies to negotiate in good faith at a future date to exchange the royalty payments for an equity interest in the Company.

                              MILLENNIUM CELL LLC
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- SUBSEQUENT EVENTS (UNAUDITED)

     On April 25, 2000, the Company converted from a limited liability company to a C corporation. The new corporation is authorized to issue a total of 45,000,000 shares of which 40,000,000 will be common stock and 5,000,000 will be preferred.

     In the first quarter of 2000 the members made a capital contribution in the amount of $500,000 to the Company to fund additional working capital requirements.

     In May 2000, in exchange for approximately $2.2 million, the Company sold 759,368 shares of Series A preferred stock, which will automatically convert into 759,368 shares of common stock upon completion of the Company's planned initial public equity offering. As the issuance price is substantially less than the initial public offering price the Company will incur additional preferred dividends of approximately $2.2 million from the date of issuance to the initial public offering. The holders of each share of Series A preferred stock shall have the right to one vote for each share of common stock.

     Also in May 2000 (as amended in August 2000), the Company terminated the royalty agreements with GPS and Steven Amendola by issuing to them options to purchase 250,000 common shares at the initial public offering price and 206,897 shares of common stock, respectively. These agreements will result in a non cash charge of approximately $2.8 million.

     The Company has issued 3,223,071 of options for shares of common stock to employees and directors subsequent to March 31, 2000 with exercise prices ranging from $2.90 per share to the initial public offering price. These issuances will result in non cash charges of approximately $22.4 million over the three-year vesting period of the options for the difference between the exercise prices and the initial public offering price.

                            [MILLENNIUM CELL LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
AUGUST 9, 2000

                             [MILLENIUM CELL LOGO]

                        3,000,000 SHARES OF COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                         MORGAN KEEGAN & COMPANY, INC.
                         THE ROBINSON-HUMPHREY COMPANY

                            ------------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made after the date of this prospectus shall create an implication that the information contained in this prospectus or the affairs of Millennium Cell Inc. have not changed since the date hereof.

                            ------------------------

     Until September 3, 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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